FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	2010 Disclosure Update

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this report on Form 6-K that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

•	asset growth and alternative sources of funding

•	growth of our fee based business

•	financing plans

•	impact of competition

•	impact of regulation

•	exposure to market risks including:

•	interest rate risk

•	foreign exchange risk

•	equity price risk

•	projected capital expenditures

•	liquidity

•	trends affecting:

•	our financial condition

•	our results of operation

The sections of this report which contain forward-looking statements include, without limitation, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  Our forward-looking statements also may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “could”, “may”, “seeks”, “aim”, “combined”, “estimates”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, “future” or similar expressions.

You should understand that the following important factors, in addition to those discussed elsewhere in this report, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies

•	changes in economic conditions

•	the monetary and interest rate policies of the Banco Central de Chile (the “Central Bank”)

•	inflation

•	deflation

•	unemployment

•	unanticipated turbulence in interest rates

•	movements in foreign exchange rates

•	movements in equity prices or other rates or prices

•	changes in Chilean and foreign laws and regulations

•	changes in taxes

•	competition, changes in competition and pricing environments

•	our inability to hedge certain risks economically

•	the adequacy of loss allowances

•	technological changes

•	changes in consumer spending and saving habits

•	increased costs

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms

•	changes in, or failure to comply with, banking regulations

•	our ability to successfully market and sell additional services to our existing customers

•	disruptions in client service

•	natural disasters

•	an inaccurate or ineffective client segmentation model

You should not place undue reliance on such statements, which speak only as of the date at which they were made. The forward-looking statements contained in this report speak only as of the date of this report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

Unless otherwise indicated or the context otherwise requires, all references in this report on Form 6-K to “Santander Chile”, the “Bank”, “we”, “our”, “ours”, “us” or similar terms refer to Banco Santander Chile together with its consolidated subsidiaries.

References in this report to certain financial terms have the following meanings:

•
References to “Chilean GAAP” are to the generally accepted accounting principles in Chile, as supplemented by the applicable rules of the Superintendency of Banks and Financial Institutions (the “SBIF”).

•	References to “IFRS” are to the International Financial Reporting Standards issued by the International Accounting Standards Board.

•
References to our “Audited Consolidated Financial Statements” are to the audited consolidated financial statements of Santander Chile as of December 31, 2010 and 2009, together with the notes thereto. The Audited Consolidated Financial Statements were prepared in accordance with Chilean GAAP and are contained in our report on Form 6-K dated March 16, 2010 filed with the Securities and Exchange Commission (“SEC”).

As used in this report, the term “billion” means one thousand million (1,000,000,000).

In this report, references to “$”, “US$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars and references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos.

References to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Institute of Statistics”). The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month.

PRESENTATION OF FINANCIAL INFORMATION

General

Santander Chile is a Chilean bank and maintains its financial books and records in Chilean pesos. As required by local regulations, our consolidated financial statements filed with Chilean regulators have been prepared in accordance with accounting principles issued by the SBIF. The accounting principles issued by the SBIF are substantially similar to International Financial Reporting Standards (“IFRS”) but there are some exceptions.  Our Audited Consolidated Financial Statements for the years ended December 31, 2010 and 2009 have been prepared in accordance with the Compendium of Accounting Standards (the “Compendium of Accounting Standards” or “Compendium”) issued by the SBIF, and are available in our Current Report on Form 6-K filed with the SEC on March 16, 2011.  The SBIF is the banking industry regulator that according to Article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG (as approved by the National Council in its December 21, 2009, session which amended Technical Bulletins No. 79 and No. 80) and which coincides with IFRS issued by the International Accounting Standards Board (“IASB”). The term “Chilean Bank GAAP” refers to the Compendium as so supplemented by such accounting principles. In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence. The Notes to the Audited Consolidated Financial Statements contain additional information to that submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. These notes provide a narrative description of such statements in a clear, reliable and comparable manner.

Differences between IFRS and Chilean Bank GAAP

Chilean Bank GAAP, as prescribed by the Compendium of Accounting Standards, differs in certain important respects with IFRS.  The principal differences that should be considered by an investor are the following:

Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio.  IFRS does not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. We do not believe that this difference materially impacts our financial statements.

Charge-offs and Accounts Receivable

The Compendium requires companies to establish deadlines for the charge-off of loans and accounts receivables.  IFRS does not require any such deadline for charge-offs.  A charge-off due to impairment would be incurred if, and only if, there is objective evidence of impairment as a result of one or more events occurring after the initial recognition.  This is measured on an ‘incurred’ basis. We do not believe that this difference materially impacts our financial statements.

Assets Received in Lieu of Payment

The Compendium requires that the initial value of assets received in lieu of payment be the value agreed with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable.  These assets are required to be written off one year after their acquisition, if the assets have not been previously disposed of.

IFRS requires that assets received in lieu of payment be initially accounted for at fair value.  Subsequently, asset valuation depends on the classification provided by the entity for that type of asset.  No deadline is established for charging-off an asset. The restatement of gains and losses from repossessed assets would have an impact on the restatement of financial statements under full IFRS guidelines although we would not expect it to be material.

Goodwill and Intangible Assets

With respect to goodwill and intangible assets, the Compendium provides that:

•
The value of “goodwill” and other depreciable intangible assets will be supported by two reports issued by specialists independent from the (i) bank, (ii) the bank’s external auditors, and (iii) each other.

•	For assets acquired before December 31, 2008, “goodwill” will be determined according to the Compendium, and will be amortized according to the original amortization schedule for such assets.

•	Goodwill arising from acquisitions before the date of transition to new Chilean Bank GAAP in January 2009 will be determined based on the previously used accounting criteria.

With respect goodwill and intangible assets, IFRS provides that:

•	The use of independent experts’ valuations is not mandatory.

•	Beginning with the first full year in which IFRS applies, an entity must discontinue goodwill depreciation and is required to evaluate goodwill for impairment, in compliance with IAS 36.

•
It is possible to (i) choose a retroactive application of IFRS to goodwill generated before the date of the transition to IFRS, or (ii) adopt an optional exemption to record the balance of goodwill at December 31, 2008 as an attributed cost.

Since we have no goodwill, we do not believe that this difference impacts our financial statements.

Price Level Restatement of Paid-in Capital and Reserves

Due to the need to maintain paid-in capital and reserves in accordance with the regulations in force in prior years, the Compendium provides that the price level restatement applied to paid-in-capital and reserves up to December 31, 2008 will not be reversed.

IFRS allows price-level restatement in countries considered hyper-inflationary (more than a 100% accumulated inflation rate during the last three years, among other factors).  Chile is not a hyper-inflationary country and thus price-level restatement of paid-in-capital and reserves will not be allowed under IFRS. The reversal of the price level restatement of paid-in-capital and reserves would have a material adverse impact on equity if the financial statements were restated under full IFRS guidelines.

Fair Value Option with Respect to Financial Assets and Liabilities

According to the Compendium, banks are not allowed to value assets or liabilities at their fair value in place of the depreciated cost method.

IFRS allows an entity to value a financial asset or liability (or a group of financial assets or liabilities, or both), on the official recognition date, at fair value with changes in fair value to be recognized in its financial statements.  Once this option has been made, it is irrevocable.  The fair value option is not applicable to investments in capital instruments without a market price available in an active market, and thus whose fair value cannot be estimated in a reliable way.

We does not believe that this difference impacts our financial statements because this accounting treatment is optional.

Loan loss allowances

On December 29, 2009 the SBIF issued Circular No. 3,489 which incorporates changes to several provisions of the SBIF Compendium of Accounting Standards. Among other changes it states that effective January 2010, companies must complement the basis on which insolvency provisions related to contingent operations are determined, including unrestricted lines of credit, other contingent loans, and other loan commitments. In addition, companies should also apply the changes in risk exposure applicable to contingent loans, found in Chapter B-3 of the SBIF Compendium of Accounting Standards. The accumulated effect of this change in 2010 for us was approximately Ch$63,448 million (Ch$52,662 million net of deferred taxes), which was recorded as equity in our

Consolidated Statement of Financial Position. According to specific instructions from the SBIF in Letter to Management No. 10 dated December 21, 2010, the SBIF stated that it will not be necessary to calculate the adjustment retrospectively for 2009.

On June 10, 2010 the SBIF issued Circular No. 3,502 which among other things requires that Banks maintain a 0.5% minimum provision for the non-impaired part of the loan portfolio analyzed on an individual basis. In addition, on December 21, 2010 in the Letter to Management No. 9, the SBIF specified that the accounting treatment for the effects originating from the application of this minimum provision is to record it in the income for the period. This change in accounting policy results in a charge to income of Ch$16,845 million (Ch$ 13,767 million net of deferred taxes) in 2010.

On August 12, 2010 Circular No. 3,503 was issued which modified how we must classify loans included in Chapters B-1, B-2, B-3 and C1 of the Compendium of Accounting Standards, which are loans analyzed on an individual basis. Such modifications took effect from January 1, 2011, except for those modifications relating to additional provisions included in the Letter to Management No. 9 relating to Chapter B-1 which took effect in 2010. As a supplement to the Circular, the Letter to Management No. 9 was issued on December 21, 2010 which specifies that adjustments resulting from the adoption of these modifications starting on January 1, 2011 could be recorded during the first quarter of 2011; however, entities may anticipate recognition of the impact of these adjustments, in whole or in part, in 2010. As of December 31, 2010 we have chosen to book the entire provision adjustments aforementioned, which created a Ch$39,800 million (Ch$32,597 million net of deferred taxes) impact in the Consolidated Statements of Income, under the other operating expenses line.

Currency of Presentation

Currency amounts in our Audited Consolidated Financial Statements, unless otherwise indicated, are expressed in Chilean pesos.  See Note 1(e) to the Audited Consolidated Financial Statements.

Loans

Unless otherwise specified, all references herein (except in our Audited Consolidated Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the SBIF. Non-performing loans include the principal and interest of any loan with one installment that is 90 days overdue, and do not accrue interest. Restructured loans for which no payments are overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, only the portion of principal and interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days after initiation of such proceedings. See “Selected Statistical Information at and for the Years Ended December 31, 2010 and 2009–Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

According to the regulations established by IFRS, a loan is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.  A loan will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after the initial recognition of the loan, and such event or events have an impact on the estimated future cash flows of such loan that can be reliably estimated. It may not be possible to identify a single event that was the individual cause of the impairment.

An impairment loss relating to a loan is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the effective interest rate.

Individually significant loans are individually tested to determine if impairment exists. The remaining financial assets are evaluated collectively in groups with similar credit risk characteristics.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of loans recorded at amortized cost, the reversal is recorded in income.  See “Selected Statistical Information At And For The Years Ended December 31, 2010 And 2009–Analysis of Loan Loss Allowance”.

Outstanding loans and the related percentages of our loan portfolio consisting of corporate and consumer loans in the section entitled “Business Overview” are categorized based on the nature of the borrower. Outstanding loans and related percentages of our loan portfolio consisting of corporate and consumer loans in the section entitled “Selected Statistical Information” are categorized in accordance with the reporting requirements of the SBIF, which are based on the type and term of loans. This disclosure is consistent with IFRS.

Effect of Rounding

Certain figures in this report and in the Audited Consolidated Financial Statements have been rounded for ease of presentation. Percentage figures included in this report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in the Audited Consolidated Financial Statements. Certain other amounts that appear in this report may not sum due to rounding.

Economic and Market Data

Unless otherwise indicated, all macroeconomic data related to the Chilean economy is based on information published by the Central Bank, and all market share and other data related to the Chilean financial system is based on information published by the SBIF and our analysis of such information. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available. The non-performing loan ratio in the Chilean banking industry decreased from 3.0% as of December 2009 to 2.7% as of December 2010.

Exchange Rates

This report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the Audited Consolidated Financial Statements, could be converted into U.S. dollars at the rates indicated, were converted or will be converted at all.

Unless otherwise indicated, all the U.S. dollar amounts at any period end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On March 31, 2011, December 31, 2010 and December 31, 2009, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$477.45, Ch$467.95 and Ch$507.25, or 0.96% less, 0.09% less and 0.16% more, respectively, than the published observed exchange rate for such date of Ch$482.08, Ch$468.37 and Ch$506.43, respectively, per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate, see “Exchange Rates”.

On January 3, 2011, Chile’s Central Bank announced plans to increase its total international reserves by US$12 billion in 2011. In the first phase, the Central Bank will buy US$50 million a day from January 5 to February 9. The Central Bank will announce the rest of the phases at a later date and, depending on market conditions, could revise the currency intervention program, which is expected to last throughout 2011. We expect the effect of these purchases will be to devalue the peso against the dollar, although actual outcomes could differ due to macroeconomic and other factors. As of March 31, 2011, there had been no further announcements from the Central Bank regarding this program.

As of March 31, 2011, one UF was equivalent to Ch$21,578.26 and one UF was equivalent to Ch$21,455.55 as of December 31, 2010. The U.S. dollar equivalent of one UF was U.S.$44.76 as of March 31, 2011, using the observed exchange rate reported by the Central Bank as of December 31, 2010, of Ch$482.08 per U.S.$1.00.

Risks Associated with Our Business

We are vulnerable to the current disruptions and volatility in the global financial markets.

In the past two years, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. Global economic conditions deteriorated significantly in the second half of 2008, and many countries, including the United States, fell into recession. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, have been experiencing significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins.

In Chile, the continued economic recession has also caused a rise in unemployment, a fall in consumer spending, a fall in real estate prices and a general decline in economic activity. All of these may lead to a decrease in demand for individual and corporate borrowing, a decrease in demand for financial services and a decrease in credit card spending, which may in turn materially adversely affect our financial condition and results of operation.

Increased competition and industry consolidation may adversely affect our results of operations.

The Chilean market for financial services is highly competitive. We compete with other private sector Chilean and non-Chilean banks, with Banco del Estado, the principal public sector bank, with department stores and larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower middle- to middle-income segments of the Chilean population and the small- and mid- sized corporate segments have become the target markets of several banks and competition in these segments is likely to increase. As a result, net interest margins in these segments are likely to decline. Although we believe that demand for financial products and services from individuals and for small- and mid-sized companies will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels.

We also face competition from non-bank and non-finance competitors (principally department stores and larger supermarket chains) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and from mutual funds, pension funds and insurance companies with respect to savings products.

The increase in competition within the Chilean banking industry in recent years has led to consolidation in the industry. We expect the trends of increased competition and consolidation to continue and result in the formation of large new financial groups. Consolidation in the industry, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate. In addition, since November 7, 2001, insurance companies have been allowed to participate and compete with banks in the residential mortgage and credit card businesses.

Our allowances for impairment losses may not be adequate to cover future actual losses to our loan portfolio.

As of December 31, 2010, our allowance for loan losses and other assets was Ch$442,292 million, and the ratio of our allowance for loan losses to total loans was 2.81%. The amount of allowances is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for impairment losses on loans and other assets require recalibration, which can lead to increased provision expense. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Operating Results–Results of Operations for the year-ended December 31, 2010 and 2009–Provision for loan losses”. We believe our allowance is adequate as of the date hereof for all known losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates, our allowance for impairment losses may not be adequate to cover actual losses and we may need to make additional provisions for impairment losses, which may materially and adversely affect our results of operations and financial condition.

Our exposure to individuals and small businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial number of our customers consist of individuals (approximately 53.5% of the value of the total loan portfolio as of December 31, 2010, if interbank loans are included) and, to a lesser extent, small- and mid-sized companies (those with annual revenues of less than US$2.6 million), which comprised approximately 15.1% of the value of the total loan portfolio as of December 31, 2010. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and lower- to middle-income individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and individuals with high incomes. In addition, as of December 31, 2010, our residential mortgage loan book totaled Ch$4,651,137 million, representing 29.6% of our total loans. (See Note 9: “Interbank Loans” and “Note 10: Loans and Accounts Receivables from Customers” in our Audited Consolidated Financial Statements for a description and presentation of residential mortgages in the balance sheet). If the economy and real estate market in Chile experience a significant downturn, as they may due to the global financial and economic crisis, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher provisions for loan losses and subsequent write-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

As of December 31, 2010, our non-performing loans were Ch$416,739 million, and the ratio of our non-performing loans to total loans was 2.65%. For additional information on our asset quality, see “Selected Statistical Information at and for the Year Ended December 31, 2010 and 2009–Classification of Loan Portfolio Based on the Borrower’s Payment Performance”. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting Chile’s economy. If such deterioration were to occur, it could materially adversely affect our financial conditions and results of operations.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Additionally, there are certain provisions under Chilean law that may affect our ability to foreclose or liquidate residential mortgages if the real estate in question has been declared as “family property” by a court. If any party occupying the real estate files a petition with the court requesting that such real estate be declared as family property, our ability to foreclose may be very limited.

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2005 to December 31, 2010, our aggregate loan portfolio, excluding interbank loans, grew by 73.7% in nominal terms to Ch$15,657,556 million (US$33.5 billion), while our consumer loan portfolio grew by 92.2% in nominal terms to Ch$2,700,790 million (US$5.8 billion). From December 31, 2010 to December 31, 2009, our aggregate loan portfolio grew by 14.4% in nominal terms to Ch$15,727,282 million (US$33.6 billion), while our consumer loan portfolio grew by 20.4%. The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

Our loan portfolio may not continue to grow at the same rate. An economic turmoil may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at similar rates to the historical growth rate. A reversal of the rate of growth of the Chilean economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. An economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the SBIF, DICOM en Capital (a Chilean nationwide credit bureau) and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile, our assessment of the credit risks associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk may be materially adversely affected.

Fluctuations in the rate of inflation may affect our results of operations.

Inflation in Chile gained momentum in 2007 and 2008. According to the Chilean National Statistics Institute, in 2007 and 2008, inflation reached 7.1% and 7.8%, respectively, due to, among other factors, the sharp rise in the international price of oil. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. In 2009, Chile experienced deflation of 1.4%. In 2010, CPI inflation was 3.0% .

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning on the tenth day of any given month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF, see “Asset and Liability Management and Market Risk—Management of

Inflation Risk” Although we benefit from inflation in Chile, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest income. Net interest income represented 68.0% of our operating income in 2010 compared to 65.3% in 2009. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest income or a decrease in customer demand for our loan or deposit products. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. In the current economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank. Any changes in interest rates could adversely affect our business, our future financial performance and the price of our securities. The following table shows the yields on the Chilean government’s 90-day notes as reported by the Central Bank of Chile at year-end 2006 to 2010.

Year	90-day note at Period end (%)
2006	5.11
2007	6.15
2008	7.86
2009	0.48
2010	3.40

Source: Central Bank.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues.

Customer deposits are our primary source (56.9%) of funding. As of December 31, 2010, 92.0% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring high funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially adversely affected.

The legal restrictions on the exposure of Chilean pension funds may affect our access to funding.

Chilean regulations impose restrictions on the share of assets that Chilean pension fund management companies (Administradora de Fondos de Pension, or “AFPs”) may allocate to a single issuer, which is currently 7% per fund managed by an AFP (including any securities issued by the issuer and any bank deposits with the issuer). If the exposure of an AFP to a single issuer exceeds the 7% limit, the AFP is required to reduce its exposure below the limit within three years. As of December 31, 2010, the aggregate exposure of AFPs to us was approximately US$4.29 billion or 2.89% of their total assets. If the exposure of any AFP to us exceeds the regulatory limit, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Pension funds must also comply with other investment limits. On June 5, 2007, approved legislation in Chile (Reformas al Mercado de Capitales II, also known as “MK2”) relaxed the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios. As of December 31, 2010, the limit on making investments abroad was 60% and in 2011 it increased up to 100%, depending on the fund. As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks. As of December 31, 2010, 8.6% of our time deposits were from AFPs. Although the legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

We may be unable to meet requirements relating to capital adequacy.

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of our total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2010, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 14.52%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

•      the increase of risk-weighted assets as a result of the expansion of our business or regulatory changes;

•      the failure to increase our capital correspondingly;

•      losses resulting from a deterioration in our asset quality;

•      declines in the value of our investment instrument portfolio;

•      changes in accounting rules;

•      changes in provisioning guidelines that are charged directly against our equity or net income; and

•      changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile.

Starting in 2012, Chilean banks will most likely be required to adopt the guidelines set forth under the Basel II Capital Accord (“Basel II”) with adjustments incorporated by the SBIF once these changes are approved by Congress. This should result in a different level of minimum capital required to be maintained by us. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF for informational purposes only, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel II, was 13.26% as of December 31, 2010. No assurance can be given that the adoption of the Basel II capital requirements will not have a material impact on our capitalization ratio.

We may also be required to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required levels. Our ability to raise additional capital may be limited by numerous factors, including: our future financial condition, results of operations and cash flows; any necessary government regulatory approvals; our credit ratings; general market conditions for capital raising activities by commercial banks and other financial institutions; and domestic and international economic, political and other conditions.

If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. Furthermore, the SBIF may increase the minimum capital adequacy requirements applicable to us. Accordingly, although we currently meet the applicable capital adequacy requirements, we may face difficulties in meeting these requirements in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions. These measures could materially and adversely affect our business reputation, financial condition and results of operations. In addition, if we are unable to raise sufficient capital in a timely manner, the growth of our loan portfolio and other risk-weighted assets may be restricted, and we may face significant challenges in implementing our business strategy. As a result, our prospects, results of operations and financial condition could be materially and adversely affected.

Our business is highly dependent on proper functioning and improvement of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. However, we do not operate all of our redundant systems on a real time basis and cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, major natural catastrophes (such as earthquakes), software bugs, computer virus attacks or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost effective basis. Any substantial failure to improve or upgrade information technology systems effectively or on a timely basis could materially and adversely affect our competitiveness, results of operations and financial condition.

Operational problems or errors can have a material adverse impact on our business, financial condition and results of operations.

Like all large financial institutions, we are exposed to many types of operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures and errors by employees. Fraud or other misconduct by employees or third parties may be difficult to detect and prevent and could subject us to financial losses and sanctions imposed by governmental authorities as well as seriously harm our reputation. Although we maintain a system of operational controls, there can be no assurance that operational problems or errors will not occur and that their occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

We are subject to regulation by the SBIF. In addition, we are subject to regulation by the Central Bank with regard to certain matters, including reserve requirements, interest rates, foreign exchange mismatches and market risks.

Pursuant to the General Banking Law, all Chilean banks may, subject to the approval of the SBIF, engage in certain businesses other than commercial banking depending on the risk associated with such business and their financial strength. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices and limits the discretion of the SBIF to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us. Any such change could have a material adverse effect on our financial condition or results of operations.

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, since June 1, 2002, the Central Bank has allowed banks to pay interest on checking accounts. Currently, there are no applicable restrictions on the interest that may be paid on checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our financial condition or results of operations.

We must maintain higher regulatory capital to risk-weighted assets than other banks in Chile. Our current required minimum regulatory capital to risk-weighted assets ratio is 11% and as of December 31, 2010, we were at 14.52%. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will be able to do so in the future.

Currently, there are discussions among the SBIF, SERNAC (Chile’s Consumer Protection Agency) and the Minister of Finance regarding a proposal to place limitations on banks' ability to sell products in packages combining multiple products. There are also discussions that may force banks to auction off subsidiaries that provide credit insurance.  Any such limitation could have a material adverse effect on our financial condition or results of operations.

We are subject to regulatory risk, or the risk of not being able to meet all of the applicable regulatory requirements and guidelines.

We are also subject to various inspections, examinations, inquiries, audits and other regulatory requirements by Chilean regulatory authorities. We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines, restrictions on our business or other penalties in the future as a result of noncompliance. If sanctions, fines, restrictions on our business or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

We are subject to market and operational risks associated with derivative transactions.

We enter into derivative transactions primarily for hedging purposes and, on a limited basis, on behalf of customers. These transactions are subject to market and operational risks, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of a counterparty to perform its obligations to us).

Market practices and documentation for derivative transactions in Chile may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depends on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to monitor and analyze these transactions depends on our information technology systems. These factors may further increase risks associated with derivative transactions and, if they are not adequately controlled, this could materially and adversely affect our results of operations and financial condition.

We are subject to counterparty risk in our banking business.

We are exposed to counterparty risks in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us, or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. If these risks give rise to losses, this could materially and adversely affect our results of operations and financial condition.

Failure to protect personal information could adversely affect us.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our results of operations and financial condition.

Our loan portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms.

Our loan portfolios are subject to prepayment risk, which results from the ability of a borrower to pay a loan prior to maturity and which comes at a time that is inconsistent with the financing of such loan by us. Generally, in a declining interest rate environment, prepayment activity increases with the effect of reducing weighted average lives of interest earning assets and adversely affecting results. Prepayment risk also has an adverse impact on our credit card and residential mortgage portfolios, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment at lower yields.

Risks Relating to Chile

The February 2010 earthquake and tsunami in Chile is likely to adversely affect the quality of our loan portfolio in segments of the Chilean economy that have been negatively affected and, as a result, is likely to negatively affect our results of operations.

Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. Chile has been adversely affected by powerful earthquakes in the past, including an 8.0 magnitude earthquake that struck Santiago in 1985 and a 9.5 magnitude earthquake in 1960 which was the largest earthquake ever recorded. On February 27, 2010, an 8.8 magnitude earthquake struck central Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city.

Our branches, systems and employees were all impacted by the February 2010 earthquake and tsunami. By March 1, 2010, the systems were functioning normally, all open branches were online and all remote channels were operating normally. As of December 31, 2010, all of our branches were functioning normally.

We estimate that the costs incurred and revenue foregone by us as a result of the February 2010 earthquake and tsunami was Ch$4,738 million in 2010, net of insurance proceeds, with no further costs expected in 2011.

Temporary increases in the corporate tax rate in Chile to finance part of the reconstruction effort may have an adverse effect on us and our corporate clients.

In the government and congress approved legislation that increased the corporate income tax rate in order to pay for part of the reconstruction following the earthquake and tsunami in February 2010. The new legislation has increased the corporate tax rate from its current rate of 17% to 20% in 2011. The rate will decrease to 18.5% in 2012 and further decrease back to 17% in 2013. This legislation may have an adverse effect on us and our corporate clients.

Our growth and profitability depend on the level of economic activity in Chile.

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile. Our results of operations and financial condition could be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, or other political or economic developments in Chile. In line with the global economic climate, Chile’s economy contracted in 2009 for the first time since 1999. However, despite the earthquake, the Chilean economy recovered significantly and GDP increased by 5.2% in 2010.  However, there can be no assurance that the Chilean economy will continue to grow in the future or that future developments will not negatively affect Chile’s overall levels of economic activity.

Economic and political problems encountered by other countries may adversely affect the Chilean economy, our results of operations and the market value of our securities.

The prices of securities issued by Chilean companies, including banks, are to varying degrees influenced by economic and market considerations in other countries. We cannot assure you that future developments in or affecting the Chilean economy, including consequences of economic difficulties in other markets, will not materially and adversely affect our business, financial condition or results of operations.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States, Europe, Brazil, Argentina and other nations, including the recent global financial and economic crisis. If these nations’ economic conditions deteriorate, the economy in Chile could also be affected and could experience slower growth than in recent years with possible adverse impact on our borrowers and counterparties. Thus, we may need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2010, approximately 0.36% of our assets were held abroad. The global financial and sub-prime crisis had a significant impact on the growth rate of the Chilean economy in 2009. Although the Chilean economy grew 5.2% in 2010, there can be no assurance that the ongoing effects of the global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile.

Chile is also involved in an international litigation with Peru regarding maritime borders and has had other conflicts with neighboring countries in the past. We cannot assure you that crisis and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Current economic conditions may make it more difficult for us to continue funding our business on favorable terms.

Historically, one of our principal sources of funds has been time deposits. Time deposits represented 35.9% and 37.6% of our total funding as of December 31, 2010 and 2009, respectively. Large-denominations in time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds. The liquidity crisis triggered by the U.S. subprime market impacted global markets and affected sources of funding, including time deposits. As of December 31, 2010, our investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages or (ii) with exposure to monoline financial guarantors. Although our results of operations and financial position have not suffered a significant impact as a consequence of the recent credit market instability in the U.S. and the liquidity available in the Chilean market has permitted us to fund out operations and maintain our regular business activities, we cannot assure you that we will be able to continue funding our business or, if so, maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

Economic problems in Argentina and Brazil may have an adverse effect on the Chilean economy and on our results of operations.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Latin America, especially in Argentina and Brazil. If Argentina’s economic environment significantly deteriorates or does not improve, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years. The recent cuts in gas exports from Argentina to Chile could also adversely affect economic growth in Chile. Our business could be affected by an economic downturn in Brazil. This could result in the need for us to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. The crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Deceleration of economic growth in Asia, the United States and other developed nations may have an adverse effect on the Chilean economy and on our results of operations.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States and other developed nations, including the recent global credit crunch and economic world crisis. If these nations’ economic environments deteriorate, the economy in Chile could also be affected and could experience slower growth than in recent years. Thus, we may need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. The crises and political uncertainties in Asian nations, the United States or other developed countries could also have an adverse effect on Chile, the price of our securities or our business.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Any future changes in the value of the Chilean peso against the U.S. dollar will affect the U.S. dollar value of our securities. The Chilean peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate exposure. In order to avoid material exchange rate exposure, we enter into forward exchange transactions. The following table shows the value of the Chilean peso relative to the U.S. dollar as reported by the Central Bank at period end for the last five years and the devaluation or revaluation of the peso relative to the U.S. dollar in each of those periods.

Year	Exchange rate (Ch$) Period end	Revaluation (Devaluation) (%)
2006	534.43	3.9
2007	495.82	(7.2)
2008	629.11	26.9
2009	506.43	(19.5)
2010	468.37	(7.5)
March 31, 2011	482.08	2.9

Source: Central Bank.

On January 3, 2011, Chile’s Central Bank announced plans to increase its total international reserves by US$12 billion in 2011. In the first phase, the Central Bank will buy US$50 million a day from January 5 to February 9. The Central Bank will announce the rest of the phases at a later date and, depending on market conditions, could revise the currency intervention program, which is expected to last throughout 2011. We expect the effect of these purchases will be to devalue the peso against the dollar, although actual outcomes could differ due to macroeconomic and other factors. As of April 30, 2011, there had been no further announcements from the Central Bank regarding this program.

We may decide to change our policy regarding exchange rate exposure. Regulations that limit such exposures may also be amended or eliminated. Greater exchange rate risk will increase our exposure to the devaluation of the peso, and any such devaluation may impair our capacity to service foreign currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations. Notwithstanding the existence of general policies and regulations that limit material exchange rate exposures, the economic policies of the Chilean government and any future fluctuations of the peso against the dollar could affect our financial condition and results of operations.

Chile’s banking regulatory and capital markets environment is continually evolving and may change.

Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. In 2007, new regulations governing the Chilean capital markets were approved (Reformas al Mercado de Capitales II, also known as MK2). These regulations, among other things, modified certain provisions set forth in the General Banking Law. Under new legislation, the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity was increased to 10% of our regulatory capital (and up to 30% of our regulatory capital if any loans granted in excess of the 10% is secured by collateral). Previously, these limits were set at 5% and 25%, respectively. Although any such increase may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio and increase competition as the number of banks that can compete in the corporate segment increases.

Chile’s Congress passed a new law in August 2010 intended to increase trading in Chile, Latin America’s third-largest securities market, by allowing trading of new instruments such as exchange-traded funds and covered bonds.  The law also sought to ease credit access for consumers and small companies. For example, the law made it easier for foreign banks to offer loans in Chile, cut securitization costs, allowed banks to sell bonds backed by mortgages, offers tax breaks to foreign investors in Chilean mutual funds, and repealed a law that prevented foreign banks from advertising loans. The law also intended to reduce the cost of setting up mutual funds, in part by removing limits on employing non-Chileans, and created an exchange-traded funds industry by modifying mutual fund rules to allow secondary trading and enable pension funds to invest in such mutual funds. The new class of bonds authorized by the law, known as “mortgage bonds,” are a debt obligation secured by a pool of mortgages, as is the case with European covered bonds. Unlike covered bonds, they may be issued by banks and non-banks.

The current Finance Minister, Felipe Larrain, plans another package of reforms, the Reformas al Mercado Financiero Bicentenario. These reforms are comprised of a series of administrative changes and new regulations over the next four years, including the creation of a financial consumer protection agency, the transformation of the local securities exchange regulator (SVS) into a securities commission and increasing the autonomy of the SBIF. These proposed regulations intend to expand the use of the Chilean peso, simplify taxes on fixed-income securities, increase bank penetration and household savings, reduce the pro-cyclicality of loan loss provisions and enhance solvency and liquidity (the latter must be done through a change in the General Banking Law). The reforms also intend to create new instruments that give more efficient financing alternatives to small and mid-sized companies and individuals, together with creating specific statutes for niche banks and micro-credit financing.

These new reforms could result in increased competition in the industry and thus may have a material adverse effect on our financial condition and results of operations.

Increased regulation of the financial services industry in Chile could increase our costs and result in lower profits.

As a result of the recent global financial crisis, there has been an increase in government regulation of the financial services industry in many countries. Such regulation may also be increased in Chile, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures.  In addition, novel regulatory proposals abound in the current environment. If enacted, new regulations could require us to inject further capital into our business as well as in businesses we acquire, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity.  We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

In line with the future adoption of Basel II regulations in Chile, the SBIF has recently proposed to increase the minimum regulatory capital ratio from 8% to 10%, which would require an amendment to the General Banking Law. Although we currently have a regulatory capital ratio of 14.52%, this change could require us to inject additional capital to our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published for informational purposes only by the SBIF, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel  II was 13.26% as of December 31, 2010. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

A worsening of labor relations in Chile could impact our business.

As of December 31, 2010, on a consolidated basis we had 11,001 employees, of which 66.0% were unionized. In May 2010, a new collective bargaining agreement was signed, which will become effective on January 1, 2011 and that will expire on December 31, 2014, but this may become effective ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally enjoyed good relations with our employees and their unions, but we cannot assure you that in the future a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Any downgrading of Chile’s debt credit rating for domestic and international debt and/or our parent company’s ratings by international credit rating agencies may also affect our ratings, our business, our future financial performance and the value of our securities.

Our foreign currency deposit ratings are equivalent to the Chilean sovereign ratings. On February 23, 2010, Moody’s downgraded the subordinated debt ratings and preferred share ratings of our parent company, Banco Santander Spain. Additionally, on January 6, 2011, Standard & Poors announced that it is considering a proposal to revise its criteria for rating banks which could cause a downgrade of the ratings of banks, including our ratings or those of our parent company.  As of April 30, 2011 Moody’s and Standard and Poor’s both have a negative outlook for our parent company’s ratings. Any adverse revisions to our parent company’s ratings and/or Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, our business, future financial performance, stockholder’s equity and the price of our securities.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Accounting, financial reporting and securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. financial institution. There are also material differences between IFRS and  U.S. accounting and financial reporting standards.

As a regulated financial institution, we are required to submit to the Superintendency of Banks on a monthly basis unaudited consolidated balance sheets and income statements, excluding any note disclosure, prepared in accordance with generally accepted accounting principles in Chile and the rules of the Superintendency of Banks. Such disclosure differs in a number of significant respects from information generally available in the United States with respect to U.S. financial institutions.

 The securities laws of Chile, which govern open or publicly listed companies such as us, aim to promote disclosure of all material corporate information to the public. Chilean disclosure requirements, however, differ from those in the United States in some material respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange (“NYSE”), limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the Board of Directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. We currently use these exemptions and intend to continue using these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

We cannot assure you of the accuracy or comparability of facts, forecasts and statistics contained in this report with respect to Chile, its economy and the global banking industry.

Facts, forecasts and statistics in this document relating to Chile, Chile’s economy and the Chilean banking industry, including market share information, are derived from various official and other publicly available sources that we generally believe to be reliable. However, we cannot guarantee the quality and reliability of such official and other sources of materials. In addition, these facts, forecasts and statistics have not been independently verified by us and, therefore, we make no representation as to the accuracy of such facts, forecasts and statistics, which may not be consistent with other information compiled within or outside of Chile and may not be complete or up to date. We have taken reasonable care in reproducing or extracting the information from such sources. However, because of possibly flawed or ineffective methodologies underlying the published information or discrepancies between the published information and market practice and other problems, these facts, forecasts or statistics may be inaccurate and may not be comparable from period to period or to facts, forecasts or statistics produced for other economies, and you should not unduly rely upon them.

EXCHANGE RATES

Chile has two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market.

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market. In order to keep the average exchange rate within certain limits, the Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market.

The U.S.$ Observed Exchange Rate (dólar observado), which is reported by the Central Bank and published daily in the Chilean newspapers, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. On September 2, 1999, the Central Bank eliminated the band within which the Observed Exchange Rate could fluctuate, in order to provide greater flexibility in the exchange market. Nevertheless, the Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.  Even though the Central Bank is authorized to carry out its transactions at the Observed Exchange Rate, it generally uses spot rates for its transactions.  Other banks generally carry out authorized transactions at spot rates as well.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “Informal Exchange Rate”). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On March 31, 2011, December 31, 2010 and December 31, 2009, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$477.45, Ch$467.95 and Ch$507.25, or 0.96% less, 0.09% less and 0.16% more, respectively, than the published observed exchange rate for such date of Ch$482.08, Ch$468.37 and Ch$506.43, respectively, per US$1.00.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each of the following periods, as reported by the Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Daily Observed Exchange Rate Ch$ Per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
2004	559.21	649.45	609.52	559.83
2005	509.70	592.75	559.77	514.21
2006	511.44	549.63	530.28	534.43
2007	493.14	548.67	522.47	495.82
2008	431.22	676.75	522.46	629.11
2009	491.09	643.87	559.61	506.43
2010	468.37	549.17	510.38	468.37
Month
October 2010	475.93	494.44	484.04	491.76
November 2010	477.05	488.72	482.32	486.39
December 2010	468.37	487.87	474.78	468.37
January 2011	466.05	499.03	489.44	483.32
February 2011	468.94	484.14	475.69	475.63
March 2011	472.74	485.37	479.65	482.08
April 2011	460.04	479.46	471.32	460.04

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The yearly or monthly average rate is calculated as the average of the exchange rates on the last day of each month during the period.

(4)
Each year period ends on December 31, and the respective period-end exchange rate is published by the Central Bank on the first business day of the following year. Each month period ends on the last calendar day of such month, and the respective period end exchange rate is published by the Central Bank on the first business day of the following month.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The tables below present selected financial and operating data from our Audited Consolidated Financial Statements and should be read in conjunction with, and are qualified in their entirety by, reference to our Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean Bank GAAP.

	As of December 31,
	2010	2010	2009
	(in thousands of US$)(1)	(in millions of Ch$)(2)
CONSOLIDATED STATEMENT OF INCOME DATA (Chilean Bank GAAP)
Net interest revenue	2,008,161	939,719	856,516
Provision for loan losses	(580,539)	(271,663)	(333,847)
Fee income	563,269	263,582	254,130
Operating expenses(3)	(1,183,895)	(554,004)	(452,299)
Other income, net(4)	385,852	180,559	200,668
Income before taxes	1,192,848	558,193	525,168
Income tax	(168,734)	(78,959)	(88,862)
Net income	1,024,114	479,234	436,306

	As of December 31,
	2010	2010	2009
	(in thousands of US$)(1)	(in millions of Ch$)(2)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (Chilean Bank GAAP)
Cash and deposits in banks	3,765,783	1,762,198	2,043,458
Financial investments(5)	4,326,605	2,024,635	2,642,649
Loans	33,608,894	15,727,282	13,751,276
Loan loss allowance	(945,169)	(442,292)	(349,527)
Financial derivative contracts (assets)	3,471,264	1,624,378	1,393,878
Other assets(6)	2,961,893	1,386,018	1,289,262
Total assets	47,189,270	22,082,219	20,770,996
Deposits	24,564,998	11,495,191	10,708,791
Other liabilities(7)	15,128,629	7,079,442	7,025,184
Financial derivative contracts (liabilities)	3,513,151	1,643,979	1,348,906
Total equity(8)	3,982,492	1,863,607	1,688,115

	As of December 31,
	2010	2009
CONSOLIDATED RATIOS (Chilean Bank GAAP)
Profitability and performance:
Net interest margin(9)	5.38%	5.27%
Return on average total assets(10)	2.30%	2.18%
Return on average equity(11)	27.35%	27.27%
Capital:
Average equity as a percentage of average total assets(12)	8.40%	8.00%
Total liabilities as a multiple of equity (13)	10.8	11.3
Credit Quality:
Non-performing loans as a percentage of total loans(14)	2.65%	2.97%
Allowance for loan losses as percentage of total loans	2.81%	2.54%
Operating Ratios:
Operating expenses /operating revenue(15)	40.07%	39.50%
Operating expenses /average total assets	2.66%	2.26%

	As of December 31,
	2010	2009
OTHER DATA
Inflation Rate(16)	2.97%	(1.38%)
Revaluation (devaluation) rate (Ch$/US$) at period end(17)	(7.52%)	(19.50%)
Number of employees at period end	11,001	11,118
Number of branches and offices at period end	504	498

(1)
Amounts stated in U.S. dollars at and for the year ended December 31, 2010, have been translated from Chilean pesos at the exchange rate of Ch$467.95 = US$1.00 as of December 31, 2010. See “Presentation of Financial Information—Exchange Rates” for more information on the observed exchange rate.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)	Operating costs is equal to the sum of personnel expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses.

(4)	Other income, net is the sum of other operating income, net gains (losses) from mark-to-market and trading and foreign exchange transactions, and income from investments in other companies.

(5)	Includes financial investments held for trading, repos, financial investments available for sale and financial investments held to maturity.

(6)	Includes unsettled transactions, investments in other companies, intangible assets, property, plant and equipment, current taxes, deferred taxes and other assets.

(7)
Includes unsettled transactions, investments under repurchase agreements, interbank borrowings, issued debt instruments, other financial liabilities, current taxes, deferred taxes, provisions, and other liabilities.

(8)
Total equity includes shareholders’ equity plus minority interest. Equity includes minority interest and a minimum provision for mandatory dividends. In accordance with our internal policy, this provision is made pursuant to Article 79 of the Corporations Act, under which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by the unanimous vote of the outstanding shares.

(9)	Net interest revenue divided by average interest earning assets.

(10)	Net income divided by average total assets.

(11)	Net income divided by average equity.

(12)	This ratio is calculated using total equity including minority interest.

(13)	Total liabilities divided by equity.

(14)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days overdue.

(15)
The efficiency ratio is equal to operating expenses over operating revenue. Operating expenses includes personnel expenses, administrative expenses, depreciation and amortizations, impairment and other operating expenses. Operating revenue includes net interest revenue, fee income, net gain (loss) from mark-to-market and trading, foreign exchange transactions and other operating income.

(16)	Based on information published by the Central Bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Accounting Standards applied in 2010

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and as required by local regulations, our consolidated financial statements filed with Chilean regulators have been prepared in accordance with generally accepted accounting principles in Chile, as supplemented by the rules issued by the SBIF (“Chilean GAAP”).

The SBIF, by means of Circular No. 3,410 (2007) and Circular No. 3,443 (2008) announced the “Compendium of Accounting Standards”, which contained new accounting standards and reporting formats for the financial industry that have applied to banking institutions effective January 1, 2009. Banks were required to apply the new accounting and reporting to the current period financial statements for 2009 and to retrospectively apply the new standard to January 1, 2008 and include an opening balance sheet for the reporting period ended December 31, 2008.

Although banks have been required by the Chilean securities regulators to apply IFRS as of January 1, 2009, certain exceptions introduced by the SBIF prevent the banks from achieving full convergence with IFRS.  In those situations which are not addressed by the guidance issued by the SBIF, banking institutions follow the generally accepted accounting principles issued by the Association of Chilean Accountants which coincide with IFRS as issued by the IASB (“IFRS-IASB”).

Differences between IFRS and Chilean Bank GAAP

Chilean Bank GAAP differs in certain important respects with IFRS.  The principal differences that should be considered by an investor are the following:

Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio.  IFRS does not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. We do not believe that this difference materially impacts its financial statements.

Charge-offs and Accounts Receivable

The Compendium requires companies to establish deadlines for the charge-off of loans and accounts receivables.  IFRS does not require any such deadline for charge-offs.  A charge-off due to impairment would be incurred if, and only if, there is objective evidence of impairment as a result of one or more events occurring after the initial recognition.  This is measured on an ‘incurred’ base. We do not believe that this difference materially impacts its financial statements.

Assets Received in Lieu of Payment

The Compendium requires that the initial value of assets received in lieu of payment be the value agreed with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable.  These assets are required to be written off one year after their acquisition, if the assets have not been previously disposed of.

IFRS requires that assets received in lieu of payment be initially accounted for at fair value.  Subsequently, asset valuation depends on the classification provided by the entity for that type of asset.  No deadline is established for charging-off an asset. The restatement of gains and losses from repossessed assets would have an impact on the restatement of financial statements under full IFRS guidelines although we would not expect it to be material.

Goodwill and Intangible Assets

With respect to goodwill and intangible assets, the Compendium provides that:

•
The value of “goodwill” and other depreciable intangible assets will be supported by two reports issued by specialists independent from the (i) bank, (ii) the bank’s external auditors, and (iii) each other.

•	For assets acquired before December 31, 2008, “goodwill” will be determined according to the Compendium, and will be amortized according to the original amortization schedule for such assets.

•	Goodwill arising from acquisitions before the date of transition to Chilean GAAP in January 2009 will be determined based on the previously used accounting criteria.

With respect goodwill and intangible assets, IFRS provides that:

•	The use of independent experts’ valuations is not mandatory.

•	Beginning with the first full year in which IFRS applies, an entity must discontinue goodwill depreciation and is required to evaluate goodwill for impairment, in compliance with IAS 36.

•
It is possible to (i) choose a retroactive application of IFRS to goodwill generated before the date of the transition to IFRS, or (ii) adopt an optional exemption to record the balance of goodwill at December 31, 2008 as an attributed cost.

Since we have no goodwill, we do not believe that this difference impacts our financial statements.

Price Level Restatement of Paid-in Capital and Reserves

Due to the need to maintain paid-in capital and reserves in accordance with the regulations in force in prior years, the Compendium provides that the price level restatement applied to paid-in-capital and reserves up to December 31, 2008 will not be reversed.

IFRS allows price-level restatement in countries considered hyper-inflationary (more than a 100% accumulated inflation rate during the last three years, among other factors).  Chile is not a hyper-inflationary country and thus price-level restatement of paid-in-capital and reserves will not be allowed under IFRS. The reversal of the price level restatement of paid-in-capital and reserves would have a material adverse impact on equity if the financial statements were restated under full IFRS guidelines.

Fair Value Option with Respect to Financial Assets and Liabilities

According to the Compendium, banks are not allowed to value assets or liabilities at their fair value in place of the depreciated cost method.

IFRS allows an entity to value a financial asset or liability (or a group of financial assets or liabilities, or both), on the official recognition date, at fair value with changes in fair value to be recognized in its financial statements.  Once this option has been made, it is irrevocable.  The fair value option is not applicable to investments in capital instruments without a market price available in an active market, and thus whose fair value cannot be estimated in a reliable way.

We does not believe that this difference impacts our financial statements because this accounting treatment is optional.

Loan loss allowances

On December 29, 2009 the SBIF issued Circular No. 3,489 which incorporates changes to several provisions of the SBIF Compendium of Accounting Standards. Among other changes it states that effective January 2010, companies must complement the basis on which insolvency provisions related to contingent operations are determined, including unrestricted lines of credit, other contingent loans, and other loan commitments provision. In addition, companies should also apply the changes in risk exposure applicable to contingent loans, found in Chapter B-3 of the SBIF Compendium of Accounting Standards. The accumulated effect of this change in 2010 for us was approximately Ch$63,448 million (Ch$52,662 million net of deferred taxes), which was recorded as equity in our Consolidated Statement of Financial Position. According to specific instructions from the SBIF in Letter to

Management No. 10 dated December 21, 2010, the SBIF stated that it will not be necessary to calculate the adjustment retrospectively for 2009.

On June 10, 2010 the SBIF issued Circular No. 3,502 which among other things requires that Banks maintain a 0.5% minimum provision for the non-impaired part of the loan portfolio analyzed on an individual basis. In addition, on December 21, 2010 in the Letter to Management No. 9, the SBIF specified that the accounting treatment for the effects originating from the application of this minimum provision is to record it in the income for the period. This change in accounting policy results in a charge to income of Ch$16,845 million (Ch$ 13,767 million net of deferred taxes) in 2010.

On August 12, 2010 Circular No. 3,503 was issued which modified how we must classify loans included in Chapters B-1, B-2, B-3 and C1 of the Compendium of Accounting Standards, which are loans analyzed on an individual basis. Such modifications took effect from January 1, 2011, except for those modifications relating to additional provisions included in the Letter to Management No. 9 relating to Chapter B-1 which took effect in 2010. As a supplement to the Circular, the Letter to Management No. 9 was issued on December 21, 2010 which specifies that adjustments resulting from the adoption of these modifications starting on January 1, 2011 could be recorded during the first quarter of 2011; however, entities may anticipate recognition of the impact of these adjustments, in whole or in part, in 2010. As of December 31, 2010 we have chosen to book the entire provision adjustments aforementioned, which created a Ch$39,800 million (Ch$32,597 million net of deferred taxes) impact in the Consolidated Statements of Income, under the other operating expenses line.

Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in this country. In 2010, the Chilean economy grew 5.2%.

Quarterly and Yearly Evolution of GDP, %

Source: Banco Central de Chile and Santander Chile estimates

On February 27, 2010, Chile was struck by an 8.8 magnitude earthquake and a tsunami, which mainly affected the mid-southern regions of Chile. Growth of private and public sector investments and the rebound of consumption has offset the negative impacts caused by the February 2010 earthquake and tsunami. In 2010, internal demand increased 16.4%, private investment increased 18.8% and private consumption increased 10.4%.  Unemployment has also been decreasing. As of December 2010, the unemployment rate was 7.1% compared to 10.0% as of December 2009.

The recovery of the Chilean economy in 2010 was also being led in part by a recovery of the prices of Chile’s main exports, greater levels of investment, both private and public, and higher consumption levels. The average price of copper in 2010 increased 46.41% compared to the same period in 2009. In this same period, fish meal prices increased 58.2% and paper pulp prices increased 56.6%.

As a result of the economic recovery, the consumer price index (“CPI”) and interest rates have been increasing.  CPI inflation in 2010 increased 2.97% compared to a 1.38% decrease in 2009. As a result of rising price levels and higher economic activity, interest rates also increased in 2010 and are continuing their upward trend in 2011. The overnight interbank rate set by the Central Bank increased 275 basis points in 2010, 75 basis points year-to-date in 2011 and currently stands at 4.0%.

Chilean Banking Sector

The Chilean banking sector evolved in line with the economic developments during 2010 with an increase in the volume of loans.  Total loans as of December 31, 2010 in the Chilean financial system were Ch$74,953,981 million (US$160.0 billion), an increase of 8.7% since year-end 2009.  Total customer deposits (defined as time deposits plus checking accounts) totaled Ch$64,966,884 million (US$148.7 billion) as of December 31, 2010, an increase of 10.9% compared to year-end 2009.  The non-performing loan ratio in the Chilean banking industry decreased from 3.0% at year-end 2009 to 2.7% as of December 2010.

Results of Operations for the Years Ended December 31, 2010 and 2009

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements included in our Current Report on Form 6-K filed with the SEC on March 16, 2011.  The Audited Consolidated Financial Statements have been prepared in accordance with Chilean Bank GAAP. The following table sets forth the principal components of our net income for the years ended December 31, 2010 and 2009.

	For the Year ended December 31,
	2010	2010	2009
CONSOLIDATED INCOME STATEMENT DATA	US$ ths.(1)	Ch$ million of constant pesos		% Change 2010 /2009
Chilean GAAP:
Interest income and expense
Interest income	3,019,517	1,412,983	1,207,778	17.0%
Interest expense	(1,011,356)	(473,264)	(351,262)	34.7%
Net interest income	2,008,161	939,719	856,516	9.7%
Fees and income from services
Fees and commission income	722,690	338,183	315,925	7.0%
Fees and commission expense	(159,421)	(74,601)	(61,795)	20.7%
Net fees and commission income	563,269	263,582	254,130	3.7%
Operating profit before loan losses
Net income from financial operations	82,819	38,755	3,887	897.0%
Foreign exchange gains (losses), net	122,306	57,233	163,241	(64.9%)
Financial transactions, net	205,125	95,988	167,128	(42.6%)
Other operating income	178,225	83,400	33,243	150.9%
Net operating profit before loan losses	2,954,780	1,382,689	1,311,017	5.5%
Provision for loan losses	(580,539)	(271,663)	(333,847)	(18.6%)
Total operating income, net of loan losses, interest, fees and commission	2,374,241	1,111,026	977,170	13.7%
Operating expenses
Personnel salaries and expenses	(534,811)	(250,265)	(224,484)	11.5%
Administrative expenses	(314,869)	(147,343)	(136,712)	7.8%

	For the Year ended December 31,
	2010	2010	2009
CONSOLIDATED INCOME STATEMENT DATA	US$ ths.(1)	Ch$ million of constant pesos		% Change 2010 /2009
Depreciation and amortization	(105,573)	(49,403)	(46,623)	6.0%
Impairment	(10,525)	(4,925)	(75)	6,466.7%
Other operating expenses	(218,117)	(102,068)	(44,405)	129.9%
Total operating expenses	(1,183,895)	(554,004)	(452,299)	22.5%
Total net Operating income	1,190,346	557,022	524,871	6.1%
Other non-operating results
Income from investments in other companies	2,502	1,171	297	294.3%
Total other non-operating results
Income before income taxes	1,192,848	558,193	525,168	6.3%
Income taxes	(168,734)	(78,959)	(88,862)	(11.1%)
Consolidated income for the period	1,024,114	479,234	436,306	9.8%
Net income attributable to:
Equity holders of the Bank	1,019,671	477,155	431,253	10.6%
Non-controlling interest	4,443	2,079	5,053	(58.9%)

(1)
Amounts stated in U.S. dollars at and for the year ended December 31, 2010, have been translated from Chilean pesos at the exchange rate of Ch$467.95 = US$1.00 as of December 31, 2010. See “Selected Financial Data–Exchange Rates” for more information on exchange rate.

Net interest income

(in millions of Ch$, except percentages)	Year-ended December 31,		% Change
	2010	2009	2010/2009
Individuals	524,920	532,060	(1.3%)
Small and mid sized companies	175,538	228,928	(23.3%)
Institutional	28,609	18,789	52.3%
Middle-market	114,460	114,432	0.0%
Global banking & markets	81,203	33,738	140.7%
Other(1)	14,989	(71,431)	--%
Net interest income(2)	939,719	856,516	9.7%
Average interest-earning assets	17,479,485	16,265,592	7.5%
Average non-interest-bearing demand deposits	3,152,513	2,475,050	27.4%
Net interest margin(3)	5.38%	5.27%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	28.06%	25.05%

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our fixed income trading portfolio.

(2)
Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds.

(3)	Net interest margin is net interest income divided by average interest-earning assets.

Our net interest income increased 9.7% to Ch$939,719 million in the year ended December 31, 2010 from net interest income of Ch$856,516 million in the corresponding period in 2009. Average interest earning assets increased 7.5% in 2010 compared to 2009. Net interest margin in 2010 was 5.38% compared to 5.27% in the same period in 2009, reflecting the higher inflationary environment. In 2010, the value of the UF increased by 2.5% compared to a decline of 2.4% in 2009. As we have more interest-earning assets than liabilities linked to the UF, our net interest income was positively affected by this change in inflationary trends. In 2010, the average gap between UF-denominated interest-earning assets and UF-denominated average interest bearing liabilities was approximately Ch$3,171,140 million compared to Ch$2,689,614 million in 2009. This moderate inflationary trend increased our average nominal rate earned over interest earning assets to 8.1% in 2010 from 7.4% in 2009.

Our funding mix also improved. The ratio of non-interest bearing demand deposits and shareholders’ equity to interest earning assets was 28.1% in 2010 compared to 25.1% in 2009. Average non-interest bearing demand deposits increased 27.4% in 2010 compared to 2009, mainly as a result of growth in our cash management business with corporate clients.

These factors were partly offset by the lower interest income earned on consumer loans. The average nominal rate earned on consumer loans in 2010 was 20.4% compared to 23.8% and interest income from consumer loans decreased 4.5%, in 2010 compared to 2009. In 2009, we increased our consumer loan yields in order to compensate for the expected rise in non-performing levels and charge-offs. As the economy has rebounded and provision expense has decreased (See –Provision Expense, below) yields on these products have normalized. This normalization of yields also explains, in part, the 23.3% decrease in net interest income from small and mid-sized companies (“SMEs”).

Net interest income and margins were also positively affected by the lower average short-term interest rates. As a result, the average nominal rate we paid on our peso denominated interest-bearing liabilities was 2.7% in 2010 compared to 3.9% in 2009. These factors were offset by the higher nominal rate paid on our interest bearing liabilities linked to inflation. In 2010, the average nominal rate paid on interest-bearing liabilities denominated in UFs was 6.4% compared to 1.4% in 2009. Going forward, if the Central Bank increases interest rates, this will negatively impact our funding costs in pesos and our margins.

The changes in net interest income by segment in 2010 compared to 2009 were as follows:

•
Net interest income from individuals in our retail segment decreased 1.3%, mainly as a result of the normalization of loan spreads mentioned above. This was partially offset by a 15.4% increase in loan volumes to individuals in the period being analyzed due to the more favorable economic environment and improvements in asset quality after the 2009 recession. Interest income from residential mortgage loans also increased 197.2% as a result of the rise in inflation rate as the majority of these loans are linked to inflation.

•
Net interest income from small and mid-sized companies in our retail segment decreased 23.3%. This segment was affected by rising funding costs while interest rate yields declined. This decline was mainly due to the normalization of loan spreads mentioned above.

•
Net interest income from the middle-market segment was flat year-over-year, mainly as a result of the 33.1% increase in loans to this segment, which was offset by rising funding costs while interest rate yields declined. This decline was mainly due to the normalization of loan spreads mentioned above.

•
Net interest income from the global banking and markets segment increased 140.7% in 2010 compared to 2009 mainly due to the rising interest rate environment that increased spreads in this segment, especially in the second half of the year, and the higher inflation rate, which had a positive effect on interest gained from our commercial loan book denominated in UFs. Loan volumes in this segment increased 8.3%. This segment also improved due to an improvement in our funding mix through demand deposits and cash management, as well as the movement of some of our former mid-sized clients to the global banking segment as a result of their growth.

•
Net interest income from non-segmented portions of interest earning assets, which consists mainly of net interest income from the Financial Management Division’s available for sale investment portfolio improved from a loss of Ch$71,431 million in 2009 to a gain of Ch$14,989 million in 2010. This was mainly as a result of higher net interest revenue from financial investments that are mainly denominated in UFs and, therefore, were positively affected by the rise in inflation. This portfolio manages the largest portion of our inflation gap and generally shows greater changes than the changes in interest rates.  See “Quantitative and Qualitative Disclosure about Market Risk–Impact of Inflation”.

The following table shows our balances of loans and accounts receivables from customers and interbank loans by segment at the dates indicated.

	Year-ended December 31,		% Change
Loans by segment (Ch$ million)	2010	2009	2010
Individuals	8,407,416	7,287,925	15.4%
Small and mid sized companies	2,375,192	2,485,505	(4.4%)
Institutional	331,153	282,933	17.0%
Middle-market	3,288,107	2,471,162	33.1%
Global banking & markets(1)	1,293,305	1,194,706	8.3%
Other(1)	32,109	29,045	10.5%
Total loans(1)	15,727,282	13,751,276	14.4%

(1)	Includes interbank loans.

Fee and commission income

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in 2010 and 2009.

(in millions of Ch$, except percentages)	Year-ended December 31,		% Change
	2010	2009	2010
Collections	60,136	65,782	(8.6%)
Credit, debit and ATM cards	55,899	51,670	8.2%
Checking accounts and lines of credit	42,614	53,388	(20.2%)
Asset management	39,952	30,766	29.9%
Insurance brokerage	32,783	16,307	101.0%
Letters of credit	22,852	24,558	(6.9%)
Custody and brokerage services	9,101	6,532	39.3%
Office banking	1,832	2,552	(28.2%)
Other fees	(1,587)	2,575	(--%)
Total fees and commission income, net	263,582	254,130	3.7%

Net fees and commission income grew by 3.7% to Ch$263,582 million in 2010 compared to the same period in 2009.

Fees from collections decreased by 8.6% in 2010 compared to 2009. This was mainly due to the impact of the February 2010 earthquake and tsunami as some collection fees were temporarily waived in the more affected zones and the collection process was disrupted due to an inability to contact appropriate parties.

Fees from credit, debit and ATM cards increased by 8.2%, reflecting increased usage of our credit cards. Usage measured in terms of monetary purchases was up 22.1% in 2010 compared to 2009.  As of December 31, 2010, the Bank, which has a 28.2% market share of all bank credit card accounts, had generated 32.9% of all purchases year-to-date.

Fees from checking accounts and lines of credit, which includes the maintenance fee for checking accounts and lines of credit and fees charged for the unauthorized overdraft of lines of credit, decreased 20.2% in 2010 compared to 2009.  This decrease was in part a result of the decline in fees from unauthorized overdrafts of credit lines which were prohibited by the SBIF beginning in May 2009.  In 2010, these fees totaled Ch$0 compared to Ch$7,992 million in the same period in 2009. Additionally, this decrease was also due in part to the February 2010 earthquake and tsunamis as some of these fees were temporarily waived in the more affected zones.

Fees from our asset management business increased 29.9% in 2010 compared to the same period in 2009. Total funds under management decreased 7.0% in the period being analyzed and totaled Ch$3,186,784 million (US$6.8 billion). The recovery of the local and global equity markets in 2010 has resulted in an increase in equity funds which earn higher management fees than non-equity funds, as well as an increase in the performance of our funds under management. This has been partially offset by the reduction in lower yielding fixed income funds due to mark-to-market as rates have increased, and by the translation loss on foreign currency denominated funds due to the appreciation of the Chilean peso against the dollar.

Fees from letters of credit and other contingent operations decreased 6.9%. This was mainly due to a 17.0% decrease in stand-by letters of credit in our foreign trade business, which in turn resulted from lower average fees as the Chilean peso has appreciated against the dollar in 2010.

Insurance brokerage fees increased by 101.0%. This was mainly due to an increase in prices on behalf of insurance underwriters following the February 2010 earthquake and tsunami, greater business volumes in our insurance brokerage subsidiary and higher sales of insurance products through our website.

Custody and brokerage fees increased 39.3% in 2010 as compared to the corresponding period in 2009. This was primarily due to higher stock brokerage fees, which increased 47.4% to Ch$5,264 million as equity markets had strong activity levels, and also higher brokerage volumes as more clients have used our online brokerage services.

Fees from office banking decreased 28.2%. The 9.9% increase in income from office banking resulting from more clients using this product was more than offset by the 26.0% increase in costs associated with this program as we increased incentives for clients to switch to online banking services.

Other fee income totaled a net expense of Ch$1,587 million compared to a net gain of Ch$2,575 million in 2009. This was mainly due to higher fee expenses paid to correspondent banks and other expenses related to marketing efforts of various products and services.

The following table sets forth, for the periods indicated our fee income broken down by segment.

(in millions of Ch$, except percentages)	Year-ended December 31,		% Change
	2010	2009	2010
Individuals	191,841	171,433	11.9%
Small and mid sized companies	34,460	41,917	(17.8%)
Institutions	2,452	1,962	25.0%
Middle-market	20,215	20,567	(1.7%)
Global banking and markets	23,173	18,747	23.6%
Other	(8,559)	(496)	1,625.6%
Total fees and commission income, net	263,582	254,130	3.7%

Fees from individuals increased 11.9% in 2010 compared to the same period in 2009 mainly as a result of the increase in fees from credit and debit cards, asset management, stock brokerage and insurance brokerage.

Fees from small and mid-sized companies in our retail segment decreased 17.8% mainly as a result of the lower fees received from the unauthorized overdraft of checking accounts.

Fees from institutions increased 25.0% primarily as a result of our increased business activity with universities, mainly as a result of increased fees from debit cards and cash management services.

Fees in the middle-market decreased by 1.7%, mainly as a result of a decrease in stand-by letters of credit in our foreign trade business and lower fees from the unauthorized overdraft of checking accounts.

 Fees from the global banking and markets segments increased by 23.6%, mainly as a result of an increase in fees from mutual funds, brokerage services, custody services and investment banking activities.

Financial transactions, net

The following table sets forth information regarding our income (expenses) from financial transactions in 2010 and 2009.

(in millions of Ch$, except percentages)	Year-ended December 31,		% Change
	2010	2009	2010
Derivatives classified as trading	3,598	(102,825)	(103.5%)
Trading investments	31,058	49,220	(36.9%)
Sale of loans	12,397	9,231	34.3%
Available-for-sale instruments sales	(8,319)	47,335	(117.6%)
Other results	21	926	(97.7%)
Net income from financial operations	38,755	3,887	897.0%
Foreign exchange transactions	273,997	401,695	(31.8%)
Hedge-accounting derivatives	(215,721)	(266,221)	(19.0%)
Translation gains and losses over assets and liabilities indexed to foreign currencies	(1,043)	27,767	(103.8%)
Net results from foreign exchange profit (loss)	57,233	163,241	(64.9%)
Total financial transactions, net	95,988	167,128	(42.6%)

The net gains from financial transactions, which is the sum of trading activities, mark-to-market adjustments in our securities portfolio and foreign exchange transactions totaled Ch$95,988 million in 2010, a decrease of 42.6% compared to the corresponding period in 2009. These results include the results of our Treasury’s trading business and financial transactions with customers as well the results of our Financial Management Division.

The net income from financial operations was Ch$38,755 million in 2010 compared to Ch$3,887 million in 2009. In 2010, the Chilean peso appreciated 7.5% compared to a 19.5% appreciation in 2009. This explains the difference in results from derivatives classified as trading which totaled Ch$3,598 million in 2010 compared to a loss of Ch$102,825 million in 2009. The majority of the derivatives are composed of forwards and swaps that hedge our spot position in foreign currency.  Our spot position includes all assets and liabilities in foreign currency and in Ch$ linked to US$ that are not derivatives.  For more details see “–Management of Foreign Exchange Fluctuations.” As the Chilean peso appreciates, we usually record a low or negative result from the mark-to-market of its derivatives held for trading. Going forward, if the Chilean peso’s appreciation continues to slow down the results from derivatives classified as trading should continue to improve, but will be partially offset by a continued decline in our foreign exchange transaction results, which includes the mark-to-market of the our spot foreign currency position.

In 2010, we also recorded a gain of Ch$12,397 million from the sale of loans, mainly loans that have been previously charged-off compared to Ch$9,231 million in 2009. These loans were sold to various collection companies and asset managers.

These positive factors have been partially offset by the higher interest rate environment which has negatively affected realized gains from the sale of available for sale fixed income instruments, which totaled a loss of Ch$8,319 million in 2010 compared to a gain of Ch$47,335 million in 2009 when interest rates declined significantly and we sold available-for-sale fixed income investments. This was partially offset by the increase in the inflation rates, which has increased the interest earned from our fixed income portfolio classified as trading included in this line item.

Foreign exchange profit (loss), net totaled a net gain of Ch$57,233 million in 2010 compared to a gain of Ch$163,241 million in 2009.  This decrease is the result of the lower rate of appreciation of the Chilean peso against the dollar in 2010 compared to 2009. The effects on net income from the change in value of our spot foreign currency position should continue to be positive if the peso continues to appreciate as our funding base in foreign currency is larger than our spot asset position in foreign currency.

Foreign exchange transactions totaled a net gain of Ch$273,997 million in 2010 compared to a gain of Ch$401,695 million in 2009.  This lower result was mainly due to the lower rate of appreciation of the peso in 2010 compared to 2009.  This is largely offset by the mark-to-market of foreign exchange derivatives in net gains from trading and mark-to-market as described above. The derivatives included in this line item are mainly cross-currency swaps that hedge the interest rate risk of bonds issued abroad. Excluding derivatives that qualify for hedge accounting, the conversion and mark-to-market of foreign currency derivatives are for the most part recognized as a gain or loss in the net results from mark-to-market and trading and not as foreign exchange transactions. This distorts the results from mark-to-market and trading and foreign exchange transactions. In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by line of business.

	Year-ended December 31,		% Change
	2010	2009	2010
	(in millions of Ch$, except percentages)
Santander Global Connect (1)	54,472	58,123	(6.3%)
Market-making with clients	23,837	31,525	(24.4%)
Sale of loans and charged-off loans	12,397	9,231	34.3%
Client treasury services	90,706	98,879	(8.3%)
Proprietary trading	5,879	16,392	(64.1%)
Financial Management (ALCO) and other results (2)	(597)	51,856	(101.2%)
Non-client treasury income	5,282	68,248	(92.3%)
Total financial transactions, net	95,988	167,127	(42.6%)

(1)	Santander Global Connect is our platform to sell derivatives to our clients, mainly corporations and the middle-market.
(2)
The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, shareholders’ equity and liquidity. The aim of the Financial Management Division is to inject stability and recurrence into the net interest income of commercial activities and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. Santander Global Connect is a specialized platform designed to facilitate the sale of derivatives to a broad range of companies in all segments and through the branch network. In 2010, the results from Santander Global Connect decreased 6.3% mainly as a result of  lower demand on behalf of clients of derivative instruments due to more stable market conditions in 2010 compared to 2009. Results from market making decreased 24.4% in 2010 as a result of the rising interest rate environment.

The results from proprietary trading totaled a gain of Ch$5,879 million in 2010 and decreased 64.1% compared to 2009. This decrease was mainly due to the rise in interest rates, which had a negative effect on our proprietary trading positions compared to the inverse scenario in 2009.

The results from the Financial Management Division and other results totaled a loss of Ch$597 million in 2010 compared to a gain of Ch$51,856 million in 2009. The lower gain recognized by the Financial Management Division was mainly due to lower gains from the sale of available-for-sale fixed income instruments in a rising interest rate environment.

Other operating income

	Year-ended December 31,		% Change
	2010	2009	2010
	(in millions of Ch$, except percentages)
Income from assets received in lieu of payment	5,544	7,406	(25.1%)
Net results from sale of investment in other companies	-	1,859	(100.0%)
Operational leases	117	1,123	(89.6%)
Gain on sale of Bank premises and equipment	31,246	7,622	309.9%
Recovery of provisions for non-specific contingencies	7,040	14,793	(52.4%)
Insurance coverage for earthquake	3,175	-	--%
Other	36,278	440	8145.0%
Total other operating income	83,400	33,243	150.9%

Total other operating income totaled a gain of Ch$83,400 million in 2010 a 150.9% increase compared to 2009.

In 2010, we sold 43 branches for a gain of Ch$30,934 million recognized as income from the sale of our property, plant and equipment. These branches are now rented to us. We did not finance this acquisition and the acquirers were non-related parties.

Gains from the recovery of provisions for non-specific contingencies decreased 52.4% in 2010. This income is offset in part by higher provisions contingencies in other operating expenses.

We also recognized Ch$3,175 million from insurance claims from earthquake damage to branches and other installations, which in turn partially offset the impairment recognized in operating expenses as a result of the loss in value of some fixed assets attributable to this same event.

Other income totaled a gain of Ch$36,278 million in 2010 and increased 8,145.0% compared to 2009. On December 29, 2009, the SBIF issued Circular No. 3,489 which incorporates changes in several chapters of the SBIF Compendium of Accounting Standards. Among other changes it states that starting on January 2010, an entity should complement the basis on which insolvency provisions related to contingent operations are determined, including unrestricted lines of credit, other contingent loans, and other loan commitments provisions. In addition, it should also apply the changes in risk exposure applicable to contingent loans, to be found in Chapter B-3 of the SBIF Compendium of Accounting Standards. Under our old consumer loan provisioning model, the accumulated effect of this was approximately Ch$63,448 million (Ch$52,662 million net of deferred taxes), which was recorded in equity at the beginning of 2010 in our Consolidated Statements of Financial Position. In September of 2010, however, we introduced certain improvements to our consumer loan provisioning model. Among other changes, which are detailed in “Selected Statistical Information At And For The Years Ended December 31, 2010 And 2009–Classification of Loan Portfolio”, we adjusted the minimum provision levels that are set aside for the unused portion of credit card lines for clients that use their card for transactional and not credit purposes. Initially, these clients were assigned a provision level equal to the average for the whole credit card sample independent of whether they actually used their approved lines or not. The change in our model resulted in a reversal of Ch$35,804 million of the Ch$63,448 million we had previously charged against equity and which we recognized as other operating income. As these provisions are for unused credit lines, accounting rules requires us to record this reversal under other operating income in the income statement and the charges against equity as a non-credit provision in other liabilities.

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision expenses.

(in millions of Ch$, except percentages)	Year-ended December 31,		% Change
	2010	2009	2010
Gross provision expenses(1)	(95,096)	(77,290)	23.0%
Charge-offs	(207,046)	(295,831)	(30.0%)
Recoveries of loans previously charged-off	30,479	39,274	(22.4%)
Provision expenses, net	(271,663)	(333,847)	(18.6%)
Period-end loans(2)	15,727,282	13,751,276	14.4%
Non-performing loans(3)	416,739	409,067	1.9%
Impaired loans(4)	1,480,476	1,485,737	(0.4%)
Loan loss allowance(5)	442,292	349,527	26.5%
Non-performing loans / period-end loans(6)	2.65%	2.97%
Risk Index(7)	2.81%	2.54%
Coverage ratio non-performing loans(8)	106.13%	85.44%

(1)	Net of the reversal of allowances on loans charged off during the period.

(2)	Includes Ch$69,726 million as of December 31, 2010 and Ch$23,412 million as of December 31, 2009 in interbank loans.

(3)	Non-performing loans include the principal and interest of any loan with one installment that is 90 days overdue, and do not accrue interest

(4)
Impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days. (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired.

(5)	Includes Ch$54 million as of December 31, 2010 and Ch$42 million as of December 31, 2009 in loan loss allowances for interbank loans.

(6)	Non-performing loans divided by total loans.

(7)	Loan loss allowance divided by total loans.

(8)	Loan loss allowance divided by non-performing loans.

Net provision expense decreased by 18.6% to Ch$271,663 million in 2010 compared to 2009. Gross provision expense increased 23.0% to Ch$95,096 million. This increase was mainly due to higher gross provisions in consumer lending. We recognized Ch$30,466 million in provisions mainly for consumer loans as a result of improvements made to our credit scoring models. The minimum provision required for clients in most risk profiles was increased for performing consumer loans (See “Selected Statistical Information At And For The Years Ended December 31, 2010 And 2009–Classification of Loan Portfolio”) and this effect was recognized as a larger Provision Expenses and greater Loan Loss Allowances. This improvement also included the modification described in Other Operating Income.

Our risk index is defined as loan loss allowances over total loans and reflects how much loan loss allowances we must recognize according to our internal models and the guidelines of the SBIF (See “Selected

Statistical Information At And For The Years Ended December 31, 2010 And 2009–Classification of Loan Portfolio”). On June 2010, the SBIF issued Circular No. 3,502 which among other things requires that banks maintain a 0.5% minimum provision for the normal part of the loan portfolio analyzed on an individual basis. As of December 31, 2010, the adoption of these changes created a charge to income of Ch$16,845 million recognized as a gross provision expense. These factors explain the increase in our risk index from 2.54% as of December 31, 2009 to 2.81% as of December 31, 2010. The following table shows gross provision expense by type of loan:

Gross provision expense by loan product	Year-ended December 31,		% Change
(in millions of Ch$, except percentages)	2010	2009	2010
Consumer loans	(58,984)	(19,030)	210.0%
Residential mortgage loans	(799)	(3,903)	(79.5%)
Commercial loans	(33,742)	(53,042)	(36.4%)
Contingent loans (off-balance sheet)	(1,559)	(1,308)	19.2%
Interbank loans	(12)	(7)	71.4%
Total gross provisions	(95,096)	(77,290)	23.0%

Charge-offs decreased 30.0% in the periods being analyzed, totaling Ch$207,046 million. This was mainly due to an improvement in the asset quality of our consumer loans. Consumer loan charge-offs decreased 49.1% in 2010 compared to 2009. The ratio of non-performing consumer loans to total consumer loans improved from 3.73% as of December 31, 2009 to 3.00% as of December 31, 2010. Coverage of consumer non-performing loans has also increased from 198.7% as of December 31, 2009 to 278.6% as of December 31, 2010. The rise in charge-offs in residential mortgage and commercial loans were mainly due to impacts of the earthquake. The following table shows charge-offs by type of loan:

Charge-offs by loan product	Year-ended December 31,		% Change
(in millions of Ch$, except percentages)	2010	2009	2010
Consumer loans	(121,621)	(239,005)	(49.1%)
Residential mortgage loans	(14,549)	(8,708)	67.1%
Commercial loans	(70,876)	(48,118)	47.3%
Contingent loans (off-balance sheet)	-	-	--%
Interbank loans	-	-	--%
Total charge-offs	(207,046)	(295,831)	(30.0%)

Recoveries on loans previously charged-off decreased by 22.4% in 2010 compared to 2009. In 2010 and previous periods, we have sold charged-off loans to third parties, recognizing a net gain in financial transactions. We view this as a more efficient manner to recover value from the older stock of charged-off loans as this decreases our costs of collections; however, this leads to a decrease in recoveries recognized in this line item.  The following table shows recoveries by type of loan:

Recoveries	Year-ended December 31,		% Change
(in millions of Ch$, except percentages)	2010	2009	2010
Consumer loans	22,096	28,268	(21.8%)
Residential mortgage loans	1,389	2,560	(45.7%)
Commercial loans	6,994	8,446	(17.2%)
Contingent loans (off-balance sheet)	-	-	--%
Interbank loans	-	-	--%
Total gross recoveries	30,479	39,274	(22.4%)

We only recognize recoveries on loans previously charged off when interest and/or principal is paid in cash in connection with a loan that has already been charged-off in its entirety. Such recoveries do not have an impact on our allowance for loan losses because these recoveries are for loans that have been already charged-off and recognized as a loss in our income statement and are no longer on our balance sheet.

In some instances, we will sell a portfolio of charged-off loans to a third party. The income received from the sale of these charged-off loans is recognized as net income from financial transactions as disclosed in Note 24 of our Audited Consolidated Financial Statements.  The following table sets forth information about our sale of charged-off loans in 2010 and 2009.

	Year-ended December 31,		% Change
	2010	2009	2010
	(in millions of Ch$, except percentages)
Sale of charged-off loans	9,824	8,689	13.1%

The following table shows provision expense by business segment type of loan:

Net provision expense by loan product	Year-ended December 31,		% Change
(in millions of Ch$, except percentages)	2010	2009	2010
Consumer loans	(158,509)	(229,767)	(31.0%)
Residential mortgage loans	(13,959)	(10,051)	38.9%
Commercial loans	(97,624)	(92,714)	5.3%
Contingent loans (off-balance sheet)	(1,559)	(1,308)	19.2%
Interbank loans	(12)	(7)	71.4%
Total gross provisions	(271,663)	(333,847)	(18.6%)

We believe that our loan loss allowances are currently adequate for all known and expected losses.

Operating expenses

The following table sets forth information regarding our operating expenses in 2010 and 2009.

	Year-ended December 31,		% Change
(in millions of Ch$, except percentages)	2010	2009	2010
Personnel salaries and expenses	250,265	224,484	11.5%
Administrative expenses	147,343	136,712	7.8%
Depreciation and amortization	49,403	46,623	6.0%
Impairment	4,925	75	6466.7%
Other operating expenses	102,068	44,405	129.9%
Total operating expenses	554,004	452,299	22.5%
Efficiency ratio (1)	40.1%	39.5%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, and other operating income.

Operating expenses in 2010 increased 22.5% compared to 2009. The efficiency ratio was 40.1% in 2010 compared to 39.5% in 2009, as the increase in operating income was offset by earthquake-related expenses, greater expenses incurred as a result of stronger business activity and one-time expenses related to the new provisioning guidelines for commercial loans.

The 11.5% increase in personnel salaries and expenses was mainly due to higher variable incentives and higher salaries as a result of greater commercial activity and productivity, as well as higher severance payments. Average headcount in the periods being analyzed decreased 2.9%

Administrative expenses increased 7.8%. This was mainly due to higher rent and maintenance expenses of branches, ATM locations and other equipment as a result of higher expenses incurred due to the February 2010 earthquake and tsunami. The rise in administrative expenses was also due to an increase in technology and communication services, an increase in costs of outsourced data processing and higher marketing expenses.

Depreciation and amortization expense increased 6.0%, mainly due to higher amortization expenses of intangible assets such as software and other computer systems.

Operating expenses were also negatively affected by the Ch$4,925 million impairment charged recognized in 2010. This was mainly due to impairment charges directly related to earthquake-related effects on our installations. This was partially offset by insurance claim revenue recognized in other operating income.

The following table sets forth information regarding other operating expenses in 2010 and 2009.

Other operating expenses	Year-ended December 31,		% Change
(in millions of Ch$, except percentages)	2010	2009	2010
Repossessed asset expenses	16,854	13,871	21.5%
Credit card expenses	6,777	5,902	14.8%
Customer service expenses	7,756	8,807	(11.9%)
Earthquake related expenses	5,875	-	--%
Provision for contingencies	47,476	1,088	4263.6%
Other expenses	17,330	14,737	17.6%
Total	102,068	44,405	129.9%

Other operating expenses were Ch$102,068 million in 2010, a 129.9% increase compared to 2009.

Other operating expenses also include provisions for contingencies that may be related to non-specific credits or other impairments such as tax, legal and labor contingencies. These expenses totaled Ch$47,476 million in 2010 compared to Ch$1,088 million in 2009. This increase was due to provisions related to the new guidelines for provision levels for commercial loans in 2011. On August 12, 2010, Circular No. 3,503 was issued which modified how we must classify loans included in Chapters B-1, B-2, B-3 and C1 of the Compendium of Accounting Standards, which are loans analyzed on an individual basis. Such modifications took effect from January 1, 2011, except for those modifications relating to additional provisions included in the Letter to Management No. 9 relating to Chapter B-1. As a supplement to the Circular, the Letter to Management No. 9 was issued on December 21, 2010 which specifies that adjustments resulting from the adoption of these modifications starting on January 1, 2011 could be recorded during the first quarter of 2011; however, entities may anticipate recognition of the impact of these adjustments, in whole or in part, in 2010. As of December 31, 2010, we have chosen to record the entire provision adjustments aforementioned, which created a Ch$39,800 million (Ch$32,597 million net of deferred taxes) impact in our Consolidated Statements of Income, under the other operating expenses line.

Excluding this effect, provisions for contingencies totaled Ch$7,676 million compared to Ch$1,088 million in 2009. This increase was offset by the Ch$7,040 million reversal of provisions for contingencies recognized in other operating income. The net effect on income for provisions for other contingencies, excluding the Ch$39,800 million one-time expense totaled Ch$636 million in 2010, as set forth in the following table.

	Year-ended December 31,		% Change
Provisions for contingencies, net	2010	2009	2010
Gross provision for contingencies (other operating expenses) (1)	(7,040)	(14,793)	(52.4%)
Reversal of provisions for contingencies (other operating income)	7,676	1,088	605.5%
Total	636	(13,705)	(104.6%)

(1)	Excludes Ch$39,800 million charge related to the change in provisioning levels for commercial loans analyzed on an individual basis.

The increase in other expenses was also due in part to: (i) higher expenses caused by the February 2010 earthquake, which totaled Ch$5,875 million in 2010, (ii) higher expenses from our repossessed assets. These increased 21.5% in 2010 mainly as a result of a 32.0% rise in charge-off of repossessed assets that were repossessed by us in 2009 and 2010 following the economic downturn, and (iii) the 14.8% increase in credit card related expenses in line with greater commercial activity and the increase in the number of alliances for co-branding credit cards.

Income tax

	Year-ended December 31,		% Change
	2010	2009	2010
Income before tax	558,193	525,168	6.3%
Income tax	(78,959)	(88,862)	(11.1%)
Effective tax rate(1)	14.1%	16.9%

(1)	The effective tax is the income tax divided by net income before tax.

Our income tax expense decreased by 11.1% in 2010 compared to 2009. The effective tax rate paid was 14.1% in 2010 compared to 16.9% in 2009. The statutory tax rate in Chile has not changed in 2010 and was 17% on income before taxes.  The lower effective tax rate is mainly due to the fact that Chilean tax regulations still require corporations to recognize the effects of price level restatement on equity even though inflation accounting is no longer required by Chilean GAAP. In 2009, as inflation was negative, stated net income and taxable net income were similar. In 2010, the higher inflation rate has resulted in a loss for tax purposes from price level restatement and thus a lower effective tax rate.

The Chilean government and Congress have approved a temporary increase in the corporate tax rate to 20% in 2011, 18.5% in 2012 and back to 17% in 2013, as part of the plan to finance the reconstruction of public works in the zones most affected by the February 2010 earthquake and tsunami.  As a result of these changes, we had to apply these future tax rates to deferred taxes. The application of the new corporate tax rates over deferred taxes, resulted in a higher net asset position in deferred taxes, and the resulting changes to our assets and liabilities from this change in deferred taxes resulted in a lower effective tax rate in 2010.

Credit Risk Ratings

Our foreign currency deposit ratings are equivalent to the Chilean sovereign ratings. In June 2010, Moody’s upgraded our foreign deposits risk ratings. In October 2010, Fitch also increased our long-term foreign currency ratings. In December 2010, Standard and Poor’s placed our foreign currency long-term debt ratings on a positive outlook. Moody’s and Standard and Poor’s placed our parent company’s ratings on a negative outlook.  Any adverse revisions to our parent company’s ratings and/or Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings. Our ratings may also be negatively affected by a worsening of our financial condition, especially in terms of asset quality indicators.

Our current credit ratings from three international agencies are set forth below.

Moody’s	Rating
Long-term foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	B-
Short-term deposits	P-1
Outlook	Stable

Standard & Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Positive

Fitch	Rating
Foreign Currency Long-term Debt	AA-
Local Currency Long-term Debt	AA-
Foreign Currency Short-term Debt	F1+
Local Currency Short-term Debt	F1+
Individual rating	B
Outlook	Stable

Risk-Weighted Assets and Regulatory Capital

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the General Banking Law, a bank is required to have regulatory capital of at least 8% of its risk weighted assets, net of required loan loss allowances, and paid in capital and reserves (i.e., the basic capital, as defined above) of at least 3% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50% of its basic capital; provided that the value of the bonds is required to be decreased by 20% for each year that elapses during the period commencing six years prior to their maturity, and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets. Santander Chile does not have goodwill, but if it did, this value would be required to be deducted from regulatory capital. When calculating risk weighted assets, we also include off-balance sheet contingent loans. The merger of Old Santander Chile and Santiago on August 1, 2002 required a special regulatory pre-approval of the SBIF, which was granted on May 16, 2002. The resolution granting this pre-approval imposed a regulatory capital to risk weighted assets ratio of 12% for the merged bank. This requirement was reduced to 11% by the SBIF effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, and the nature of the assets and the existence of collateral securing such assets.

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of December 31, 2010 and 2009.

	Consolidated assets as of		Risk-weighted assets
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
	(Ch$ million)
Asset Balance (Net of allowances)(3)
Cash and deposits in bank	1,762,198	2,043,458	-	-
Unsettled transactions	374,368	468,134	126,083	191,287
Trading investments	379,670	798,539	57,588	41,918
Investments under resale agreements	170,985	14,020	98,323	14,020
Financial derivative contracts	1,452,068	1,391,886	871,872	837,692
Interbank loans	69,672	23,370	13,934	4,674
Loans and accounts receivables from customers	15,215,318	13,378,379	13,350,182	11,717,337
Available for sale investments	1,473,980	1,830,090	101,875	154,089
Investments in other companies	7,275	7,417	7,275	7,417
Intangibles assets	77,990	77,260	77,990	77,260
Property, plant and equipment	154,985	184,122	154,985	184,122
Current taxes	12,499	4,541	1,250	454
Deferred taxes	117,964	95,229	11,796	9,523
Other assets	640,937	452,559	474,135	269,313
Off-balance sheet assets
Contingent loans	3,173,789	1,160,118	1,897,977	693,009
Total	25,083,698	21,929,122	17,245,265	14,202,115

			Ratio(1) (2)
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
	(Ch$ million)%			%
Basic capital	1,831,798	1,658,316	7.30	7.56
Regulatory capital	2,503,898	2,214,092	14.52	15.59

(1)	As a percentage of total assets.

(2)	As a percentage of risk weighted assets (BIS ratio).

(3)	As required by local regulations.

In line with the future adoption of Basel II regulations in Chile, the SBIF has recently proposed to increase the minimum regulatory capital ratio from 8% to 10%, which would require an amendment to the General Banking Law. Although we currently have a regulatory capital ratio of 14.52%, this change could require us to inject additional capital to our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF, our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel  II was 13.26% as of December 31, 2010. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments at the dates indicated. Financial investments that have a secondary market are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable. Interest income from the trading portfolio is no longer included as interest income, but as income from trading and mark-to-market of securities.

a) Trading

	As of December 31,
	2010	2009
	(in millions of Ch$)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	247,019	667,703
Chilean Central Bank notes	68,985	63,868
Other Chilean Central Bank and government securities	7,123	29,806
Subtotal	323,127	761,377
Other Chilean Securities
Time deposits in Chilean financial institutions	-	-
Mortgage bonds of Chilean financial institutions	-	11
Chilean financial institutions bonds	19,628	-
Chilean corporate bonds	11,404	-
Other Chilean securities	-	-
Subtotal	31,032	11
Foreign Financial Securities
Other foreign financial instruments	-	-
Subtotal	-	-
Investments in mutual funds
Funds managed by related entities	25,511	37,151
Subtotal	25,511	37,151

Total	379,670	798,539

b) Available for sale

	As of December 31,
	2010	2010
	(in millions of Ch$)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	555,981	1,063,879
Chilean Central Bank notes	366,210	264,011
Other Chilean Central Bank and government securities	175,296	212,362
Subtotal	1,097,487	1,540,252
Other Chilean Securities
Time deposits in Chilean financial institutions	-	41,407
Mortgage bonds of Chilean financial institutions	218,112	236,847
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	11,584
Other Chilean securities	147,833	-
Subtotal	365,945	289,838
Others Financial Securities
Central Bank and Government Foreign Securities	-	-
Other Foreign financial securities(1)	10,548	-
Subtotal	10,548	-

Total	1,473,980	1,830,090

(1)	Corresponds to overnight dollar deposits in the U.S.

c) Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2010 and 2009.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2010 and December 31, 2009.

	As of December 31, 2010	As of December 31, 2009
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	3,330,352	2,776,607
Other deposits and demand accounts	368,934	303,495
Other demand obligations	537,148	453,432
Subtotals	4,236,434	3,533,534
Time deposits and other time deposits
Time deposits	7,154,396	4,219,392
Time saving accounts	103,191	98,985
Other time deposits	1,170	2,856,880
Subtotals	7,258,757	7,175,257
Total deposits and other commitments	11,495,191	10,708,791

Interbank Borrowings

Interbank Borrowings include borrowings from domestic financial institutions and foreign borrowings. For more information, see Note 19 of our Consolidated Financial Statements.

a.	Obligations with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank of Chile for the renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31, 2010	As of December 31, 2009
	(in millions of Ch$)
Total lines of credit for renegotiation of obligations to the Central Bank of Chile	1,307	1,850

b.	Loans from domestic financial institutions

These obligations’ maturities are as follows:
	As of December 31, 2010	As of December 31, 2009
(in millions of Ch$)
Due within 1 year	-	26,301
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 5 years	-	-
Total loans from domestic financial institutions	-	26,301

c.	Loans from foreign financial institutions

These obligations’ maturities are as follows:

	As of December 31, 2010	As of December 31, 2009
	(in millions of Ch$)
Due within 1 year	1,458,479	1,812,296
Due after 1 year but within 2 years	110,218	206,343
Due after 2 years but within 3 years	14,053	-
Due after 3 years but within 4 years	-	-
Due after 5 years	-	-
Total loans from foreign financial institutions	1,582,750	2,018,639

Obligations arising from repurchase agreements

For more information on our obligations arising from investments under repurchase agreements, see Note 7 of our Consolidated Financial Statements.

We raise funds by selling financial instruments and committing ourselves to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2010 and 2009 the instruments sold under repurchase agreements are as follows:

	As of December 31,
	2010				2009
	From 1 day and less than 3 months MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$	From 1 day and less than 3 months MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$
Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	140,005	-	-	140,005	313,588	451,765	-	765,353
Chilean Central Bank Notes	3,515	-	-	3,515	100,072	45,224	-	145,296
Other Chilean Central Bank and Government securities	21	-	-	21	21	-	-	21
Subtotals	143,541	-	-	143,541	413,681	496,989	-	910,670
Other Chilean securities:
Time deposits in Chilean financial institutions	150,236	936	-	151,172	94,485	242	-	94,727
Mortgage finance bonds of Chilean financial institutions	12	-	-	12	139	109,069	-	109,208
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotals	150,248	936	-	151,184	94,624	109,311	-	209,935
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-
Total	293,789	936	-	294,725	508,305	606,300	-	1,114,605

Bonds

	As of December 31, 2010
	Long-term	Short-term	Total
	(in millions of Ch$)
Mortgage finance bonds (a)	183,383	10,751	194,134
Senior bonds (b)	2,763,572	547,107	3,310,679
Subordinated bonds (c)	664,383	21,692	686,075
Total bonds	3,611,338	579,550	4,190,888

(a)      Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 5.6% as of December 31, 2010. The following table sets forth the remaining maturities of our mortgage finance bonds at the same date.

As of December 31, 2010
(in millions of Ch$)
Due within 1 year	10,751
Due after 1 year but within 2 years	7,171
Due after 2 years but within 3 years	8,745
Due after 3 years but within 4 years	12,286
Due after 4 years but within 5 years	26,253
Due after 5 years	128,928
Total mortgage finance bonds	194,134

(b)      Senior bonds

The following table sets forth, at the dates indicated, our issued bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund our mortgage portfolio and other long term loans.

	As of December 31,
	2010	2009
	(in millions of Ch$)
Santander bonds denominated in UF	1,952,051	1,660,877
Santander bonds denominated in US$	936,134	407,909
Santander bonds denominated in CHF$	174,297	-
Santander bonds denominated in $	248,197	-
Total bonds	3,310,679	2,068,786

The maturities of these bonds are as follows:

As of December 31, 2010 (in millions of Ch$)
Due within 1 year	547,107
Due after 1 year but within 2 years	374,727
Due after 2 years but within 3 years	389,813
Due after 3 years but within 4 years	390,953
Due after 4 years but within 5 years	340,331
Due after 5 years	1,267,748
Total bonds	3,310,679

In 2010, we issued bonds for UF 21,496,000; USD 1,200,000,000; CHF 350,000,000; and CLP 247,255,000,000; detailed as follows:

Series	Amount	Term	Issue rate	Issuance Date	Maturity Date
F6	UF 1,090,000 (i)	5 years	3.50 % per annum simple	09/01/2009	09/01/2014
F7	UF 3,000,000 (ii)	4.5 years	3.30 % per annum simple	11/01/2009	05/01/2014
F8	UF 3,000,000 (iii)	4.5 years	3.60 % per annum simple	01/01/2010	07/01/2014
F9	UF 3,000,000 (iv)	5 years	3.70 % per annum simple	01/01/2010	01/01/2015
FA	UF 2,840,000 (v)	4 years	To maturity (bullet)	04/01/2010	04/01/2014
FB	UF 3,000,000 (vi)	5 years	3,0% annual due	04/01/2010	04/01/2015
FC	UF 4,000,000 (vii)	5 years	4.5% annual due	08/01/2010	08/01/2015
FD	UF 1,566,000 (viii)	5 years	To maturity (bullet)	09/01/2010	09/01/2015
Total	UF 21,496,000
Floating rate note	USD 500,000,000 (ix)	2 years	Libor (3 months) + 125 bp	04/15/2010	04/12/ 2012
Fixed rate bond	USD 500,000,000 (x)	5 years	3.75 % per annum simple	09/15/2010	09/15/2015
Floating rate note	USD 200,000,000 (xi)	1 year	Libor (3 months) + 100 bp	09/15/2010	09/15/2011
Total	USD 1,200,000,000
Fixed rate bond	CHF 250,000,000 (xii)	5 years	2.25% coupon rate	11/16/2010	12/16/2015
Floating rate note	CHF 100,000,000 (xiii)	3 years	Libor (3 months) + 100 bp	11/16/2010	11/16/2013
Total	CHF 350,000,000 (xii)
CLP bond	CLP 247,255,000,000 (xiv)	10 years	6.5% coupon rate	09/15/2010	09/22/2020
Total	CLP 247,255,000,000

 (c)      Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund our mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2010	2009
	(in millions of Ch$)
Subordinated bonds denominated in US$	244,957	278,087
Subordinated bonds linked to the UF	441,118	313,939
Total subordinated bonds	686,075	592,026

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2010
(in millions of Ch$)
Due within 1 year	21,692
Due after 1 year but within 2 years	105,505
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	139,452
Due after 4 years but within 5 years	12,305
Due after 5 years	407,121
Total subordinated bonds	686,075

In 2010, we issued subordinated bonds on the local market for UF 4,950,000, which is broken down as follows:

			Interest	Date of	Date of
Series	Amount	Term	rate	issuance	maturity
G2	UF 1,950,000	30 years	4.8 % per annum simple	06/17/2010	03/01/2038
G4	UF 3,000,000	30 years	3.9% annual due	07/01/2010	07/01/2040
Total	UF 4,950,000

Other Off-Balance Sheet Arrangements and Commitments

In the ordinary course of our business, we are party to transactions with off balance sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements. The most important off-balance sheet item is contingent loans. Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), unused letters of credit and commitments to extend credit such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

The following table presents our outstanding contingent loans as of December 31, 2010 and December 31, 2009:

	As of December 31,
	2010	2009
	(in millions of Ch$)
Issued and documented letters of credit	209,532	155,956
Confirmed foreign letters of credit	85,739	35,818
Documented guarantees	898,751	655,780
Other guarantees	166,550	169,931
Subtotals	1,360,572	1,017,485
Lines of credit with immediate availability	4,832,359	4,615,787
Other irrevocable obligation	129,428	-
Totals	6,322,359	5,633,272

Asset and Liability Management and Market Risk

Our policy with respect to asset and liability management is to capitalize on our competitive advantages in treasury operations, maximizing our net interest income and return on assets and equity with a view to interest rate, liquidity and foreign exchange risks, while remaining within the limits provided by Chilean banking regulations. Subject to these constraints, we constantly have mismatched positions with respect to interest rates, inflation-linked assets and liabilities and foreign currencies.

The ALCO, following guidelines set by the Board of Directors and Santander Spains’s Global Risk Department, is responsible for establishing our policies, procedures and limits with respect to market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are adhered to our Market Risk and Control Department and the Financial Management Division perform the day-to-day risk management functions required for the trading and non-trading activities of Santander-Chile.

The Asset and Liabilities Management Committee includes the Chairman of the Board and five additional members of the Board, the Chief Executive Officer, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, the Financial Controller and other senior members of management. Senior members of our Finance Division have a formal meeting each month with the Asset and Liabilities Management Committee and outside consultants.

The Comité de Mercados or the Market Committee is responsible for establishing our policies, procedures and limits with respect to its trading portfolio, market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Santander-Chile’s Market Risk and Control Department carry out the day-to-day risk management functions required for the trading and non-trading activities of Santander-Chile.

The Market Committee includes the Chairman of the Board, five additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of Proprietary Trading, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Management of Inflation Risk

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. We no longer perform inflation accounting and have eliminated price level restatement as permitted by IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$20,942.88 as of December 31, 2009, and Ch$21,455.55 as of December 31, 2010. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. In 2009, CPI deflation reached 1.4% compared to a rise of 7.1% and 7.8% in 2008 and 2007, respectively. CPI inflation in 2010 reached 2.97%. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•
UF-denominated assets and liabilities. In 2009, UF inflation was -2.4% compared to 2.45% in 2010. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated interest earning assets exceeded our average UF-denominated interest bearing liabilities by Ch$3,171,140 million in 2010 compared to Ch$2,689,614 million in 2009. See “Selected Statistical Information At And For The Years Ended December 31, 2010 And 2009 ―Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities”. In general, we have more UF-denominated financial assets than UF-denominated financial liabilities. In 2010, the interest gained on interest earning assets denominated in UF increased 139.4% compared to the same period in 2009 as a result of the higher inflation rates. The interest paid on these liabilities increased 332.8% and reached Ch$292,362 during the year-ended December 31, 2010, compared to negative results during the same period in 2009.

•
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. Our assets generally have a longer maturity than our liabilities. As our mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases our exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits we issue long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2010, the gain from the swaps taken in order to hedge mainly for inflation and interest rate risk totaled a loss Ch$18,757 million compared to Ch$36,665 million in the same period in 2009.

	As of December 31,		% Change
Inflation sensitive income	2010	2009	2010/2009
	(In million of Chilean pesos)
Interest gained on UF assets(1)	537,620	224,614	139.4%
Interest paid on UF liabilities(1)	(292,362)	(67,584)	332.6%
Hedging results	(2,008)	24,988	(108.0%)
Net gain	243,250	182,018	33.6%

(1)	Excludes results from hedging

•
Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “–Interest Rate Sensitivity”). We maintain a substantial amount of non interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits to average interest-earning assets was 28.1% as of December 31, 2010 and 25.1% as of December 31, 2009.

Interest Rate Sensitivity

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. Our net interest margin also tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

As of December 31, 2010, the breakdown of maturities of assets and liabilities is as follows:

	On-Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
Interest-earning assets:
Cash and deposits in banks	1,762,198	—	—	—	—	—	1,762,198
Unsettled transactions	374,368	—	—	—	—	—	374,368
Trading investments	—	26,572	10,918	188,295	150,427	3,458	379,670
Investment, under resale agreements	—	170,985	—	—	—	—	170,985
Financial derivative contracts	—	94,417	109,729	289,492	749,688	381,052	1,624,378
Interbank loans	17	69,709	—	—	—	—	69,726
Loans	610,951	1,696,614	1,109,796	2,274,513	4,773,163	5,192,519	15,657,556
Available for sale investments		189,600	120,076	265,667	532,292	366,345	1,473,980
Total Interest-earning assets	2,747,534	2,247,897	1,350,519	3,017,967	6,205,570	5,943,374	21,512,861
Interest-bearing liabilities:
Deposits and other demand obligations	4,236,434	—	—	—	—	—	4,236,434
Unsettled transactions	300,125	—	—	—	—	—	300,125
Investments under repurchase agreements	—	284,020	9,769	936	—	—	294,725
Time deposits and other time liabilities	104,362	2,167,851	1,713,684	2,350,479	898,241	24,140	7,258,757
Financial derivative contracts	—	137,501	155,431	343,771	696,219	311,057	1,643,979
Interbank borrowings	831	29,877	179,361	1,249,718	124,270	—	1,584,057
Issued debt instruments	—	6,007	130,557	442,986	1,807,541	1,803,797	4,190,888
Other financial liabilities	38,567	1,089	773	3,613	39,677	82,570	166,289
Total interest-bearing liabilities	4,680,319	2,626,345	2,189,575	4,391,503	3,565,948	2,221,564	19,675,254

The following table sets forth our average daily balance of liabilities for the year-ended December 31, 2010 and 2009, in each case together with the related average nominal interest rates paid thereon.

(millions of Ch$, except percentages)	December 31, 2010			December 31, 2009
	Average	% of Total	Average	Average	% of Total	Average
	Balance	Average	Nominal	Balance	Average	Nominal
		Liabilities	Rate		Liabilities	Rate
Savings accounts	102,731	0.5%	1.2%	100,294	0.5%	-1.0%
Time deposits	7,482,544	35.9%	2.9%	8,355,446	41.8%	2.8%
Central Bank borrowings	304,292	1.5%	0.5%	297,346	1.5%	0.9%
Repurchase agreements	196,719	0.9%	1.2%	486,000	2.4%	2.9%
Mortgage finance bonds	224,436	1.1%	7.8%	301,501	1.5%	2.8%
Other interest bearing liabilities	5,126,594	24.6%	4.5%	3,909,793	19.6%	2.5%
Subtotal interest bearing liabilities	13,437,316	64.4%	3.5%	13,450,380	67.3%	2.6%
Non-interest bearing liabilities
Non-interest bearing deposits	3,152,513	15.1%		2,475,050	12.4%
Derivatives	1,323,162	6.3%		1,387,026	6.9%
Other non-interest bearing liabilities	1,192,374	5.7%		1,079,516	5.4%
Shareholders’ equity	1,752,330	8.4%		1,599,938	8.0%
Subtotal non-interest bearing liabilities	7,420,379	35.6%		6,541,530	32.7%
Total average liabilities	20,857,695	100.0%		19,991,910	100.0%

, principally the U.S. dollar, and we historically have maintained and may continue to maintain m

Management of Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2010, the Chilean peso in relation to the U.S. dollar appreciated 7.5% compared to a 19.5% appreciation in 2009. (See “Item 1: A. Selected Financial Data–Exchange Rates”). A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (including derivatives defined as for hedging purposes) is included as foreign exchange transactions in the income statement. The translation and mark–to–market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark–to–market and trading.

The compositions of our assets, liabilities and equity at December 31, 2010, by currency are as follows:

	As of December 31, 2010, Ch$ million
	Ch$ (1)	UF	Ch$ linked to US$	US$	Total
Assets
Cash and deposits	1,395,604	—	—	366,594	1,762,198
Unsettled transactions	304,467	—	—	69,901	374,368
Trading investments	35,256	344,414	—	—	379,670
Investments under agreements to resell	170,985	—	—	—	170,985
Financial derivative contracts	1,624,378	—	—	—	1,624,378
Interbank loans	(37)	—	—	69,709	69,672
Loans and receivables from customers	6,549,933	7,703,358	40,798	921,229	15,215,318
Available for sale investments	1,154,545	308,887	—	10,548	1,473,980
Investments held to maturity	—	—	—	—	—
Investments in other companies	7,275	—	—	—	7,275
Intangible assets	77,990	—	—	—	77,990
Property, plant and equipment	154,985	—	—	—	154,985
Current taxes	12,499	—	—	—	12,499
Deferred taxes	117,964	—	—	—	117,964
Other assets (2)	395,324	35,984	671	208,958	640,937
Total assets	12,001,168	8,392,643	41,469	1,646,939	22,082,219
Liabilities
Deposits and other sight obligations	3,559,987	266,016	—	410,431	4,236,434
Unsettled transactions	149,476	—	—	150,649	300,125
Investment under agreements to repurchase	204,426	54	—	90,245	294,725
Deposits and other time deposits	4,111,680	2,119,908	—	1,027,169	7,258,757
Financial derivative contracts	1,643,979	—	—	—	1,643,979
Interbank borrowings	1,835	1,307	—	1,580,915	1,584,057
Issued debt instruments	264,786	2,570,714	—	1,355,388	4,190,888
Other financial liabilities	143,734	14,988	6,388	1,179	166,289
Current taxes	1,293	—	—	—	1,293
Deferred taxes	5,441	—	—	—	5,441
Provisions	275,296	—	—	—	275,296
Other liabilities (2)	151,473	33,741	7,580	68,534	261,328

Total liabilities	10,513,406	5,006,728	13,968	4,684,510	20,218,612
Equity
Attributable to owners of the parent	1,568,443	277,078	(73)	(13,650)	1,831,798
Capital	891,303	—	—	—	891,303
Reserves	51,539	—	—	—	51,539
Valuation adjustment	(5,180)	—	—	—	(5,180)
Retained earnings :
Retained earnings of prior periods	560,128	—	—	—	560,128
Net income for the period	213,800	277,078	(73)	(13,650)	477,155
Minus: Provision for mandatory dividends	(143,147)	—	—	—	(143,147)
Minority interest	31,809	—	—	—	31,809
Total Equity	1,600,252	277,078	(73)	(13,650)	1,863,607
Total liabilities and equity	12,113,658	5,283,806	13,895	4,670,860	22,082,219

(1)	Includes the value of swap instruments and balances of executed transactions which contractually defer the payment of sales transactions or the delivery of foreign currency acquired.

(2)	Other assets and liabilities include the threshold position from derivative contracts.

Management of Liquidity Risk

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, the Financial Management Division maintains a portfolio of liquid short–term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure we have sufficient liquidity. The business units’ liquidity needs are met through short–term transfers from the Financial Management Division to cover any short–term fluctuations and long–term financing to address all the structural liquidity requirements.

We monitor our liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by our Board. Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of us and our subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

We rely on customer (retail) and institutional deposits, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases our liquidity risk, and hence, we actively manage this risk by continual supervision of the market trends and price management.

We must comply with regulatory limits imposed by the SBIF and the Central Bank that are the following:

•
The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by more than an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2010, the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves, was 39%.

•
The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2010 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves, was 14%.

•
The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2010, the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 43%.

Market risk management

Our internal management of market risk is based chiefly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

•	trading portfolio;

•	local financial management portfolio;

•	foreign financial management portfolio.

The trading portfolio is comprised chiefly of investments valued at fair market value and free of any restriction on their immediate sale, which are often bought and sold by us with the intention of selling them in the short term to benefit from short–term price fluctuations. The financial management portfolios include all the financial investments not considered to be part of trading portfolio.

The ALCO has the overall responsibility for market risk. Our risk/finance department is responsible for formulating detailed management policies and applying them in our operations, in conformity with the guidelines adopted by the ALCO and the Banco Santander de España Global Risk Department.

The department’s functions in related to trading portfolio imply the following:(i) apply the “Value at Risk” (VaR) techniques to measure the interest rate risk, (ii) adjust the trading portfolios to the market and measure the daily profit and loss from the commercial activities, (iii) compare the real VaR with the established limits, (iv) establish procedures to prevent losses in excess of predetermined limits and (v) furnish information on the trading activities to the ALCO, other members of our management and the Santander – Spain Global Risk Department.

The department’s functions in relation to the financial management portfolios imply the following:(i) perform sensitivity simulations (as is explained below) to measure interest rate risk for the activities in local currency and the potential loss forecast by these simulations and (ii) provide daily reports thereon to the ALCO, other members of our management, and the Santander – Spain Global Risk Department.

Market risk – management of trading portfolio

We apply VaR methodologies to measure the market risk of its trading portfolio. We have a consolidated commercial position comprised of fixed–income investments, foreign currency trading, and a minimal position in stock investments. This portfolio is comprised mostly of Central Bank of Chile bonds, mortgage bonds and locally issued, low–risk corporate bonds. At the end of the year, the trading portfolio included no stock portfolio investments.

For us, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the profits and losses that would have occurred in the current portfolio if the market conditions for a given historical period had been in force, in order to infer the maximum loss on the basis of that information, with as given degree of confidence. The methodology has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumptions regarding the distribution of specific probabilities. All the VaR measures are intended to determine the distribution function for a change in the value of a given portfolio, and once that distribution is known, to calculate the percentile related to the necessary degree of confidence, which will be equal to the value at risk by virtue of those parameters. As calculated by us, the VaR is an estimate of the maximum expected loss of market value for a given portfolio over a 1–day horizon, with a 99.00% confidence level. It is the maximum 1–day loss that we could expect to experience in a given portfolio, with a 99.00% confidence level. In other words, it is the loss that we would expect to experience only 1.0% of the time. The VaR provides a single estimate of market risk which is not comparable from one market risk to another. Returns are calculated through the use of a 2–year time window or at least 520 data points obtained since the last reference date for calculation of the VaR going backward in time.

We use the VaR estimates to provide a warning when the statistically expected losses in its trading portfolio would exceed prudent levels, and hence, there are certain predetermined limits.

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology is subject to the following limitations:

•
Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution; In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

•
The historical data used by us may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate; In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

•
A 1–day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day; It would not be possible to liquidate or cover all the positions in a single day;

•	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

•	The use of a 99% degree of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

•	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

At no time in year ended December 31, 2010 did we exceed the VaR limits in regard to the 3 components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments. The high, low, and average levels for each component as of December 31, 2010 and December 31, 2009 were as follows:

Consolidated	December 31, 2010	December 31, 2009
	(in millions of $US)
VaR:
High	11.18	9.79
Low	3.53	4.24
Average	7.25	5.98

Fixed–income investments:
High	11.37	9.14
Low	3.63	4.22
Average	7.21	5.87

Variable–income investments:
High	0.18	1.65
Low	0.02	0.04
Average	0.09	0.17

Foreign currency investments
High	3.91	7.02
Low	0.48	0.66
Average	1.68	2.31

Market risk – local and foreign financial management

Our financial management portfolio includes most of our non–trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by our commercial strategies.

We use a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). We perform a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 bp in all its segments) and their value in the base scenario (current market). All the inflation–indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57 basis point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in US dollars. We have also established limits in regard to the maximum loss which these interest rate movements could impose on the capital and net financial income budgeted for the year.

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). We use a 100 basis point change because sudden changes of that magnitude are considered realistic. The Santander Spain Global Risk Department has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted with consideration for the following limitations:

•
The simulation of scenarios assumes that the volumes remain in our Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

•	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

•	The model takes no account of the sensitivity of volumes which results from interest rate changes.

•
The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2010 and December 31, 2009

	December 31, 2010		December 31, 2009
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of $Ch$)
Loss limit	37,300	152,300	37,264	127,000
High	16,849	126,306	17,711	123,834
Low	2,974	86,573	1,504	95,791
Average	10,317	109,133	6,404	107,239

Financial management portfolio – foreign currency (in millions of $US)
Loss limit	46.0	74.0	46.0	74.0
High	25.8	11.9	18.4	17.3
Low	0.4	0.3	1.2	1.5
Average	14.6	3.1	6.9	11.4

Financial management portfolio – consolidated (in millions of $Ch$)
Loss limit	37,300	152,300	37,264	127,000
High	20,129	126,309	17,724	123,836
Low	7,010	86,575	1,939	96,280
Average	12,993	109,156	8,188	107,495

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2010. This information is sent to the SBIF on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the board of directors.

Regulatory Market Risk	As of December 31, 2010
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	62,715
Foreign currency risk of trading portfolio	2,441
Risk from interest rate options	65,911
Risk from foreign currency options	160
Total market risk of trading portfolio	131,227
10% x Risk-weighted assets	1,728,380
Subtotal	1,859,607
Limit = Regulatory Capital	2,496,533
Available margin	636,926

Non-trading portfolio market risk
Short-term interest rate risk	35,789
Inflation risk	46,542
Long-term interest rate risk	353,480
Total market risk of non-trading portfolio	435,811

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	35,789
Exposure to inflation risk	46,542
Limit: 20% of (net interest income + net fee income sensitive to interest rates)	187,414
Available margin	105,083

Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	353,480
35% of regulatory capital	873,786
Available margin	520,306

Volume Limits

We have also developed volume limits, which place a cap on the actual size of the different portfolios being monitored.

Fixed Income: Volume Equivalent. This system is considered to be an additional limit to the size of our consolidated fixed income trading portfolio. This measure seeks to conform the different instruments in our fixed income trading portfolio and convert the portfolio into a single instrument with a duration of one year. Santander-Chile limits the size of this volume equivalent portfolio. The equivalent volume is calculated by the Market Risk and Control Department and limits are set by the ALCO with respect to the size of the volume equivalent portfolio.

Net Foreign Currency Trading Position: Maximum Net Position. We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. At December 31, 2010, this was equal to US$200 million. The limit on the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department.

Derivative activities

At December 31, 2010 and 2009, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. In prior periods, the notional amounts were carried off the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

•
When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

•
When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value since 2006.

•
When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the SBIF. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of December 31, 2010 and 2009:

	As of December 31, 2010
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	702,306	5,827	6,464
Cross currency swaps	28,090	229,296	387,024	5,296	28,730
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-

Subtotal	28,090	229,296	1,089,330	11,123	35,194

Cash Flow hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	147,872	999,792	379,859	494	120,563
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-

Subtotal	147,872	999,792	379,859	494	120,563

Derivative instruments for trading
Currency forwards	10,374,003	6,830,128	792,254	283,722	348,152
Interest rate swaps	2,671,634	7,607,192	13,475,904	204,786	250,812
Cross currency swaps	1,081,609	2,783,653	10,061,745	1,123,547	887,222
Call currency options	20,724	29,247	936	272	233
Call interest rate options	34,076	16,690	59,676	82	1,269
Put currency options	6,364	4,906	-	230	385
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	165,208	-	-	122	149

Subtotal	14,353,618	17,271,816	24,390,515	1,612,761	1,488,222

Total	14,529,580	18,500,904	25,859,704	1,624,378	1,643,979

	As of December 31, 2009
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	86,963	580,132	2,446	3,794
Cross currency swaps	–	26,079	583,035	16,972	805
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	–	113,042	1,163,167	19,418	4,599

Cash Flow hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	–	–	–	–
Cross currency swaps	51,993	582,830	73,551	4,741	52,301
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	51,993	582,830	73,551	4,741	52,301

Derivative instruments for trading
Currency forwards	6,533,147	4,195,874	587,541	199,665	184,112
Interest rate swaps	2,418,161	4,240,574	9,618,573	243,965	330,975
Cross currency swaps	887,942	1,594,972	9,880,693	922,498	772,959
Call currency options	34,341	22,107	–	203	43
Call interest rate options	122	5,189	39,900	281	595
Put currency options	33,198	15,487	–	3,083	3,232
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	29,320	–	–	24	90

Subtotal	9,936,231	10,074,203	20,126,707	1,369,719	1,292,006

Total	9,988,224	10,770,075	21,363,425	1,393,878	1,348,906

OUR BUSINESS

We are the largest bank in Chile in terms of total assets and shareholders’ equity. As of December 31, 2010, we had total assets of Ch$22,082,219 million (US$47,189 million), loans net of allowances outstanding of Ch$15,215,318 million (US$32,515 million), total deposits of Ch$11,495,191 million (US$24,565 million) and shareholders’ equity of Ch$1,831,798 million (US$3,915 million). As of December 31, 2010, we employed 11,001 people (on a consolidated basis) and had the largest private branch network in Chile with 504 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

We provide a broad range of commercial and retail banking services to our customers, including Chilean peso and foreign currency denominated loans to finance a variety of commercial transactions, trade, foreign currency forward contracts and credit lines and a variety of retail banking services, including mortgage financing. We seek to offer our customers a wide range of products while providing high levels of service. In addition to our traditional banking operations, we offer a variety of financial services including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

Relationship with Banco Santander Spain

We believe that our relationship with our controlling shareholder, Banco Santander Spain, offers us a significant competitive advantage over our peer Chilean banks. Banco Santander Spain is one of the largest financial groups in Brazil and the rest of Latin America, in terms of total assets measured on a regional basis. It is the largest financial group in Spain and is a major player elsewhere in Europe, including the United Kingdom and Portugal, where it is the third-largest banking group. Through Santander Consumer, it also operates a leading consumer finance franchise in the United States as well as in Germany, Italy, Spain, and several other European countries.

Our relationship with Banco Santander Spain provides us with access to the group’s client base, while its multinational focus allows us to offer international solutions to our clients’ financial needs. We also have the benefit of selectively borrowing from Banco Santander Spain’s product offerings in other countries as well as benefiting from their know-how in systems management. We believe that our relationship with Banco Santander Spain will also enhance our ability to manage credit and market risks by adopting policies and know-how developed by Banco Santander Spain. Our internal auditing function has been strengthened and is more independent from management as a result of the addition of an internal auditing department that concurrently reports directly to our Audit Committee and the audit committee of Banco Santander Spain. We believe that this structure leads to improved monitoring and control of our exposure to operational risks.

Banco Santander Spain’s support includes the assignment of managerial personnel to key supervisory areas of Santander-Chile, like Risks, Auditing, Accounting and Financial Control. Santander-Chile does not pay any management or other fees to Banco Santander Spain in connection with these support services.

Organizational Structure

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries. In February 2011, Banco Santander Spain sold 1.9% of its ownership of us through Teatinos Siglo XXI Inversiones Ltda in the market. This gives Banco Santander Spain control over 75.0% of our shares and actual participation when excluding minority shareholders that participate in Santander Chile Holding is 74.84%.

Shareholder	Number of Shares	Percentage
Teatinos Siglo XXI Inversiones Ltda.	74,512,075,401	39.54%
Santander Chile Holding	66,822,519,695	35.46%

Management Team

The chart below sets forth the names and areas of responsibility of our senior commercial managers.

Business Overview

We have 504 total branches, 259 of which are operated under the Santander brand name, with the balance under certain specialty names, including 98 under the Santander Banefe brand name, 46 under the SuperCaja brand name, 29 under the BancaPrime brand name and 42 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments: (i) Retail, (ii) Middle–Market and (iii) Global Banking and Markets.

The Retail segment is comprised of the following sub–segments:

•
Lower–middle to middle–income, consisting of individuals with monthly incomes between Ch$150,000 (US$321) and Ch$400,000 (US$855) and served through our Banefe branch network. This segment accounts for 4.6% of our total loans outstanding as of December 31, 2010. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

•
Middle– and upper–income, consisting of individuals with a monthly income greater than Ch$400,000 (US$855). Clients in this segment account for 48.9% of our total loans outstanding as of December 31, 2010 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•
Small and mid-sized companies, consisting of small companies with annual revenue of less than Ch$1,200 million (US$2.6 million). As of December 31, 2010, this segment represented approximately 15.1% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•
Institutional, such as universities, government agencies, municipalities and regional governments. As of December 31, 2010, these clients represented 2.1% of our total loans outstanding. Customers in this sub-segment are also offered the same products that are offered to the customers in our small businesses segment. This sub-segment is included in the retail segment because customers in this sub-segment are a potential source for new individual customers.

The Middle–Market segment is comprised of the following sub–segments:

•
Companies, consisting of companies with annual revenue over Ch$1,200 million (US$2.6 million) and up to Ch$10,000 million (US$21.4 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of December 31, 2010, these clients represented 8.6% of our total loans outstanding.

•
Real estate, consisting of all companies in the real estate sector with annual revenue over Ch$800 million (US$1.7 million), including construction companies and real estate companies that execute projects for sale to third parties. As of December 31, 2010, these clients represented 3.3% of our total loans outstanding. To these clients we offer, in addition to traditional banking services, specialized services for financing, primarily residential projects, in order to increase the sale of residential mortgage loans.

•
Large corporations, consisting of companies with annual revenue over Ch$10,000 million (US$21.4 million). Customers in this segment are also offered the same products that are offered to the customers in our mid–sized companies segment. As of December 31, 2010, these clients represented 9.0% of our total loans outstanding.

The Global Banking and Markets segment is comprised of the following sub–segments:

•
Wholesale banking corporate, consisting of companies that are foreign multinationals or part of a larger Chilean economic group with sales of over Ch$10,000 million (US$21.4 million). As of December 31, 2010, these clients represented 8.2% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

•
The Treasury Division provides sophisticated financial products mainly to companies in the wholesale banking and the middle–market segments. This includes products such as short–term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury division also manages our trading positions.

In addition, we have a Corporate Activities segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product mentioned above. This segment includes the Financial Management Division, which manages global functions such as the management of our structural foreign exchange gap position, our structural interest rate risk and our liquidity risk. The Financial Management Division also oversees the use of our resources, the distribution of capital among our different units and the overall financing cost of investments.

The table below sets forth our lines of business and certain statistical information relating to each of them for the twelve-month period ended December 31, 2010. Please see Note 4 to our Audited Consolidated Financial Statements for details of revenue by business segment in the last two years.

	As of December 31, 2010 (Ch$ million)
	Loans and accounts receivable from customers (1)	Net interest income	Net fee income	Financial transactions, net (2)	Provision for loan losses (3)	Operating expenses (4)	Net segment contribution (5)
SEGMENTS
Individuals	8,407,416	524,920	191,841	5,027	(172,110)	(291,208)	258,470
Santander Banefe	717,699	115,252	32,133	15	(44,849)	(66,272)	36,279
Commercial Banking	7,689,717	409,668	159,708	5,012	(127,261)	(224,936)	222,191
SMEs	2,375,192	175,538	34,460	7,168	(70,850)	(67,059)	79,257
Institutional	331,153	28,609	2,452	1,974	(482)	(10,108)	22,445
Companies	3,288,107	114,460	20,215	15,047	(24,532)	(32,623)	92,567
Companies	1,353,686	50,449	11,298	7,150	(18,922)	(15,796)	34,179
Large Corporations	1,411,236	38,755	6,121	7,129	(8,498)	(12,784)	30,723
Real estate	523,185	25,256	2,796	768	2,888	(4,043)	27,665
Total Commercial banking	14,401,868	843,527	248,968	29,216	(267,974)	(400,998)	452,739
Global Banking & Markets	1,293,305	81,203	23,173	56,364	(2,570)	(30,788)	127,382
Corporate	1,293,305	90,825	24,452	1,445	(2,570)	(11,592)	102,560
Treasury (6)	-	(9,622)	(1,279)	54,919	-	(19,196)	24,822
Financial Management and Other (7)	32,109	14,989	(8,559)	10,408	(1,119)	(20,150)	(4,431)

TOTAL	15,727,282	939,719	263,582	95,988	(271,663)	(451,936)	575,690

Other operating income							83,400
Other operating expenses							(102,068)
Income from investments in other companies							1,171
Income tax							(78,959)
Consolidated profit (loss) for the period							479,234

(1)	Loans and accounts receivables from customers plus interbank loans, gross of loan loss allowances.

(2)	Includes net gains from trading, net mark-to-market gains and foreign exchange transactions.

(3)	Includes gross provisions for loan losses, net of releases on recoveries.

(4)	Equal to the sum of personnel expenses, administrative expenses, amortizations and depreciations and deterioration.

(5)	Equal to the sum of the net interest revenue, net fee income and net financial transactions, minus net provision for loan losses and operating expenses.

(6)	Includes the Treasury’s client business and trading business.

(7)
Includes Financial Management and the contribution of non-segmented items such as interbank loans, the cost of our capital and fixed assets. Net interest income and net financial transactions, included in Other are mainly comprised of the results from the Financial Management Division (Gestion Financiera). The area of Financial Management carries out the function of managing the structural interest rate risk, the structural position in inflation indexed assets and liabilities, shareholder’s equity and liquidity. The aim of Financial Management is to inject stability and recurrence into the net income of commercial activities and to assure we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. As of December 31, 2010, our subsidiaries collectively accounted for 2.4% of our total consolidated assets.

	Percentage Owned
Subsidiary	As of December 2010			As of December 2009
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Santander S.A. Corredores de Bolsa(1) (2)	50.59	0.41	51.00	50.59	0.41	51.00
Santander Corredores de Seguro Ltda. (Ex–Santander Leasing S.A.) (2) (3) (4)	99.75	0.01	99.76	99.75	0.01	99.76
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada (Ex–Santander S.A. Agente de Valores)	99.03	–	99.03	99.03	–	99.03
Santander S.A. Sociedad Securitizadora	99.64	–	99.64	99.64	–	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00

(1)
During the Extraordinary Shareholders’ Meeting held on January 15, 2007 by Santander Investment S.A. Corredores de Bolsa, a related company to Banco Santander Chile, the merger between Santiago Corredores de Bolsa Limitada, a subsidiary of Banco Santander Chile, into Santander Investment S.A. Corredores de Bolsa was approved and became effective January 1, 2007. Santander Investment S.A. Corredores de Bolsa, as of January 15, 2007, became a subsidiary of Banco Santander Chile and the legal successor of Santiago Corredores de Bolsa Limitada.

(2)	During fiscal year 2008, the following subsidiaries changed their registered commercial names:

a. Santander Corredores de Seguro Ltda.

b. Santander S.A. Corredores de Bolsa

(3)
On December 4, 2007, the SBIF, authorized the statutes modification, social rights sell and merger of the subsidiaries Santander Leasing S.A. (formerly Santiago Leasing S.A.) and Santander Corredora de Seguros Limitada (formerly Santander Santiago Corredora de Seguros Limitada).

(4)
During the Extraordinary Shareholders’ Meeting held on October 1, 2008 by Santander Corredora de Seguros S.A., a company affiliated with Banco Santander Chile, approved the merger which incorporated the affiliated Santander Corredora de Seguros Limitada into Santander Corredora de Seguro S.A. (previously Santander Leasing S.A.). The merger was effective January 1, 2008. At the time of the above mentioned merger, Santander Corredora de Seguros S.A. became a legal extension of Santander Corredora de Seguros Limitada. The merger of Santander Corredora de Seguros S.A. and Santander Corredora de Seguros Limitada did not result in any changes in accounting for Banco Santander Chile.

The consolidation/valuation methods used up to December 31, 2008 will continue to be used for subsidiaries and investment in other companies. Furthermore, pursuant to the provisions of International Accounting Standard (IAS) 27 and Standard Interpretations Committee (SIC) 12, we must determine the existence of Special Purpose Entities (SPE), which must be consolidated with our financial results. As a result, we have incorporated into our financial statements the following companies:

•	Santander Gestión de Recaudación y Cobranzas Ltda. (collection services)

•	Multinegocios S.A. (management of sales force)

•	Servicios Administrativos y Financieros Ltda. (management of sales force)

•	Servicios de Cobranzas Fiscalex Ltda. (collection services)

•	Multiservicios de Negocios Ltda. (call center)

•	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately–owned banks and one public–sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private–sector banks include local banks and a number of foreign–owned banks which are operating in Chile. The Chilean banking system is comprised of 24 private–sector banks and one public–sector bank. The five largest private–sector banks along with the state–owned bank together accounted for 82.6% of all outstanding loans by Chilean financial institutions at December 31, 2010.

The Chilean banking system has experienced increased competition in recent years largely due to consolidation in the industry and new legislation. Effective in November 2007, Scotiabank Sud Americano merged with Banco del Desarrollo, while in January 2008, Banco de Chile merged with Citibank Chile. We also face competition from non–bank and non–finance competitors (principally department stores) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non–bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.

As shown in the following table, we are a market leader for nearly every banking service in Chile:

	As of December 31, 2010, unless otherwise noted
	Market Share	Rank
Commercial loans	18.2%	2
Consumer loans	27.7%	1
Residential mortgage loans	23.7%	1
Total loans	20.4%	1
Deposits	17.7%	3
Mutual funds (assets managed)	17.8%	2
Credit card accounts	28.2%	1
Checking Accounts(1)	25.8%	1
Branches(2)	18.3%	1

Source: SBIF

(1)	According to latest data available as of November 2010.

(2)	According to latest data available as of September 2010. Excludes special–service payment centers.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans market share as of December 31, 2010.

Loans

As of December 31, 2010, our loan portfolio was the largest among Chilean banks. Our loan portfolio on a stand–alone basis represented 20.9% of the market for loans in the Chilean financial system at such date. The following table sets forth our and our peer group’s market shares in terms of loans at the dates indicated.

	As of December 31, 2010
Loans (1)	Ch$ million	US$ million	Market Share
Santander Chile	15,657,556	33,460	20.9%
Banco de Chile	14,365,829	30,699	19.2%
Banco del Estado	11,416,303	24,396	15.2%
Banco de Crédito e Inversiones	9,531,565	20,369	12.7%
Corpbanca	5,469,185	11,688	7.3%
BBVA, Chile	5,442,705	11,631	7.3%
Others	13,070,838	27,932	17.4%
Chilean financial system	74,953,981	160,175	100.0%

Source: SBIF

(1)	Excludes interbank loans.

Deposits

On a stand alone basis, we had a 17.7% market share in deposits, ranking third among banks in Chile at December 31, 2010. Deposit market share is based on total time and demand deposits at the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits at the dates indicated.

	As of December 31, 2010
Deposits	Ch$ million	US$ million	Market Share
Santander Chile	11,495,191	24,565	17.7%
Banco de Chile	12,144,149	25,952	18.7%
Banco del Estado	12,644,757	27,022	19.5%
Banco de Crédito e Inversiones	8,311,574	17,762	12.8%
BBVA, Chile	4,177,282	8,927	6.4%
Corpbanca	4,312,518	9,216	6.6%
Others	11,881,413	25,390	18.3%
Chilean financial system	64,966,884	138,834	100.0%

 Source: SBIF

Total equity

With Ch$1,863,607 million (US$3,982 million) in equity at December 31, 2010, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity at December 31, 2010.

	As of December 31, 2010
Total Equity	Ch$ million	US$ million	Market Share
Santander Chile	1,863,607	3,982	21.9%
Banco de Chile	1,404,127	3,001	16.5%
Banco del Estado	934,880	1,998	11.0%
Banco de Crédito e Inversiones	1,039,166	2,221	12.2%
Corpbanca	535,360	1,144	6.3%
BBVA, Chile	498,575	1,065	5.8%
Others	2,247,650	4,803	26.3%
Chilean financial system	8,523,365	18,214	100.0%

 Source: SBIF.

Efficiency

As of December 31, 2010, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark–to–market and trading, exchange differences (net) and other operating income (net)) in 2010.

Efficiency ratio	As of December 31, 2010
%
Santander Chile	40.1%
Banco de Chile	46.3%
Banco del Estado	63.1%
Banco de Crédito e Inversiones	47.4%
BBVA, Chile	56.6%
Corpbanca	39.8%
Chilean financial system	45.0%

 Source: SBIF

Net income

In 2010, we were the largest bank in Chile in terms of net income with Ch$479,234 million (US$1,024 million). The following table sets forth our and our peer group’s net income at December 31, 2010.

	As of December 31, 2010
Net income (1)	Ch$ million	US$ million	Market Share
Santander Chile	479,234	1,024	30.3%
Banco de Chile	378,530	809	23.9%
Banco de Crédito e Inversiones	222,075	475	14.0%
Corpbanca	118,066	252	7.5%
BBVA, Chile	48,282	103	3.0%
Banco del Estado	81,304	174	5.1%
Others	256,463	548	16.2%
Chilean financial system	1,583,954	3,385	100.0%

 Source: SBIF.

(1)	Net income before non-controlling interest.

Return on equity

As of December 31, 2010, we were the second most profitable bank in our peer group (as measured by return on equity) and the most capitalized bank as measured by the BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio at the latest date available.

	Return on equity as of December 31, 2010	BIS Ratio as of December 31, 2010

Santander Chile	25.7%	14.52
Banco de Chile	27.0%	13.39
Banco del Estado	8.7%	12.14
Banco de Crédito e Inversiones	21.4%	13.58
BBVA, Chile	9.7%	12.92
Corpbanca	22.1%	13.43
Chilean Financial System	18.6%	14.14

 Source: SBIF, except Santander Chile. Calculated by dividing annual net income by period end equity.

Asset Quality

As of December 31, 2010, we had the second highest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the SBIF at the dates indicated.

Non-performing loan / total loans (1) as of December 31, 2010

Santander Chile	2.66
Banco de Chile	1.20
Banco del Estado	5.47
Banco de Crédito e Inversiones	2.30
BBVA, Chile	2.19
Corpbanca	2.04
Chilean financial system	2.74

(1) Non-performing loans divided by total loans excluding interbank loans

Source: SBIF

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business, including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. For the years ended December 31, 2009 and 2010, the Disclosure Committee of Santander Chile has defined a significant legal proceeding as that implying an expected loss greater than an established cutoff amount. This cut-off amount is calculated as 16% of 5% of net interest income plus net fee income plus net financial transactions plus provision expenses plus administrative expenses and depreciation. This amount is then further reduced by 30% for prudence. As of December 31, 2010, this cutoff totaled Ch$3,117 million (US$6.5 million). As of December 31, 2010, there were no legal proceedings exceeding that amount. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of December 31, 2010, we have set aside Ch$839 million (US$1.8 million) as provisions for these legal actions. These provisions are presented under the Other provisions item in our financial statements.

SELECTED STATISTICAL INFORMATION AT AND FOR THE
YEARS ENDED DECEMBER 31, 2010 AND 2009

The following information is included for analytical purposes and should be read in conjunction with our Audited Consolidated Financial Statements as well as the discussion in the section entitled “Management’s Discussion and Analysis of our Financial Condition and Results of Operations”.

For information concerning the calculation of the statistical information presented herein, see “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest–Earning Assets and Interest Paid on Interest–Bearing Liabilities” in our 2009 20–F.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2009 and 2010.

Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos, UFs and in foreign currencies (principally U.S. dollars). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores, have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment due to changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Where:

Rp      =           real average rate for peso-denominated assets and liabilities (in Ch$ and UF) for the period;

Rd      =           real average rate for foreign currency-denominated assets and liabilities for the period;

Np      =           nominal average rate for peso-denominated assets and liabilities for the period;

Nd      =           nominal average rate for foreign currency-denominated assets and liabilities for the period;

D        =           devaluation rate of the Chilean peso to the U.S. dollar for the period; and

I          =           inflation rate in Chile for the period (based on the variation of the Chilean Consumer Price Index).

The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency denominated loans when the inflation rate for the period is higher than the sum of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.

The formula for the average real rate for foreign currency denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Chilean peso and the inflation rate in Chile during the period. The following example illustrates the calculation of the real interest rate for a dollar-denominated asset bearing a nominal annual interest rate of 10.0% (Nd = 0.10), assuming a 5.0% annual devaluation rate (D = 0.05) and a 12.0% annual inflation rate (I = 0.12):

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in dollars. If, for example, the annual devaluation rate were 15.0%, using the same numbers, the real rate in Chilean pesos would be 12.9%, which is higher than the nominal rate in U.S. dollars. Using the same numbers, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

Foreign exchange gains or losses on foreign currency-denominated assets and liabilities are not included in interest income or expense. Similarly, interest on the available for sale investment portfolio does not include trading or mark-to-market gains or losses on these investments. Interest is not recognized on non-performing loans.   Non-performing loans that are overdue for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is overdue (i.e., non accrual loans) and restructured loans earning no interest.

Included in interbank deposits are checking accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the Years-ended December 31, 2010 and 2009.

	Year-ended December 31,
	2010				2009
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
ASSETS
INTEREST-EARNING ASSETS
Deposits in Central Bank
Ch$	433,176	6,411	(1.0%)	1.5%	207,738	2,652	3.9%	1.3%
UF	–	–	–	–	–	–	–	–
Foreign currency	–	–	–	–	–	–	–	–
Subtotal	433,176	6,411	(1.0%)	1.5%	207,738	2,652	3.9%	1.3%
Financial investments
Ch$	1,055,225	25,439	(0.1%)	2.4%	939,455	32,782	6.2%	3.5%
UF	545,775	34,602	3.7%	6.3%	547,220	4,507	3.5%	0.8%
Foreign currency	652,464	12,892	(8.0%)	2.0%	486,051	5,840	(17.8%)	1.2%
Subtotal	2,253,464	72,933	(1.5%)	3.2%	1,972,726	43,129	(0.5%)	2.2%
Commercial loans
Ch$	4,024,823	313,063	5.1%	7.8%	3,624,473	375,026	13.2%	10.3%
UF	2,791,495	192,518	4.3%	6.9%	2,822,742	111,952	6.7%	4.0%
Foreign currency	932,257	30,479	(6.8%)	3.3%	1,053,718	53,074	(14.7%)	5.0%
Subtotal	7,748,575	536,060	3.4%	6.9%	7,500,933	540,052	6.8%	7.2%
Consumer loans
Ch$	2,270,711	477,155	18.1%	21.0%	2,018,473	501,981	28.1%	24.9%
UF	97,905	8,209	5.7%	8.4%	115,640	6,320	8.2%	5.5%
Foreign currency	10,446	–	(9.8%)	0.0%	8,161	1	(18.8%)	–
Subtotal	2,379,062	485,364	17.5%	20.4%	2,142,274	508,302	26.8%	23.8%
Mortgage loans
Ch$	28,522	2,263	5.3%	7.9%	6,028	535	11.7%	8.9%
UF	4,293,315	301,864	4.4%	7.0%	3,946,434	101,804	5.3%	2.6%
Foreign currency	–	–	0.0%	0.0%	–	–	–	–
Subtotal	4,321,837	304,127	4.4%	7.0%	3,952,462	102,339	5.3%	2.6%
Interbank loans
Ch$	48,485	934	(0.6%)	1.9%	19,532	262	4.0%	1.3%
UF	–	–	–	–	–	–	–	–
Foreign currency	1,229	–	(9.8%)	0.0%	2,521	–	(18.8%)	–
Subtotal	49,714	934	(0.8%)	1.9%	22,053	262	1.4%	1.2%
Investments under agreements to resell
Ch$	44,969	6,256	11.1%	13.9%	261,288	10,680	6.8%	4.1%
UF	15,898	428	0.2%	2.7%	852	31	6.4%	3.6%
Foreign currency	1,403	22	(8.4%)	1.6%	198	6	(16.4%)	3.0%
Subtotal	62,270	6,706	7.9%	10.8%	262,338	10,717	6.8%	4.1%
Threshold
Ch$	–	–	–	–	–	–	–	–
UF	–	–	–	–	–	–	–	–
Foreign currency	231,385	448	(9.6%)	0.2%	205,068	325	(18.7%)	0.2%
Subtotal	231,385	448	(9.6%)	0.2%	205,068	325	(18.7%)	0.2%
Total interest earning assets
Ch$	7,905,911	831,521	7.8%	10.5%	7,076,987	923,918	16.0%	13.1%
UF	7,744,388	537,629	4.3%	6.9%	7,432,888	224,614	5.7%	3.0%
Foreign currency	1,829,184	43,841	(7.6%)	2.4%	1,755,717	59,246	(16.1%)	3.4%
Subtotal	17,479,483	1,412,983	4.6%	8.1%	16,265,592	1,207,778	7.8%	7.4%

	Year-ended December 31,
	2010				2009
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
NON-INTEREST-EARNING ASSETS
Cash
Ch$	421,903	–	–	–	398,396	–	–	–
UF	–	–	–	–	–	–	–	–
Foreign currencies	13,484	–	–	–	14,482	–	–	–
Subtotal	435,387	–	–	–	412,878	–	–	–
Allowance for loan losses		–	–	–		–	–	–
Ch$	(444,122)	–	–	–	(315,361)	–	–	–
UF	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–
Subtotal	(444,122)	–	–	–	(315,361)	–	–	–
Fixed Assets
Ch$	176,367	–	–	–	215,789	–	–	–
UF	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–
Subtotal	176,367	–	–	–	215,789	–	–	–
Derivatives
Ch$	1,617,480	–	–	–	1,708,712	–	–	–
UF	(124,606)	–	–	–	(184,072)	–	–	–
Foreign currencies	(60,410)	–	–	–	(7,390)	–	–	–
Subtotal	1,432,464	–	–	–	1,517,250	–	–	–
Financial investments trading (1)
Ch$	90,605	–	–	–	233,977	–	–	–
UF	665,607	–	–	–	726,009	–	–	–
Foreign currencies	30,407	–	–	–	45,029	–	–	–
Subtotal	786,619	–	–	–	1,005,015	–	–	–
Other assets
Ch$	724,156	–	–	–	688,310	–	–	–
UF	66,279	–	–	–	42,584	–	–	–
Foreign currencies	201,062	–	–	–	159,853	–	–	–
Subtotal	991,497	–	–	–	890,747	–	–	–
Total non-interest earning assets
Ch$	2,586,389	–	–	–	2,929,823	–	–	–
UF	607,280	–	–	–	584,521	–	–	–
Foreign currencies	184,543	–	–	–	211,974	–	–	–
Total	3,378,212	–	–	–	3,726,318	–	–	–
TOTAL ASSETS
Ch$	10,492,300	831,521	–	–	10,006,810	923,918	–	–
UF	8,351,668	537,621	–	–	8,017,409	224,614	–	–
Foreign currencies	2,013,727	43,841	–	–	1,967,691	59,246	–	–
Total	20,857,695	1,412,983	–	–	19,991,910	1,207,778	–	–

	Year-ended December 31,
	2010				2009
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST-BEARING LIABILITIES
Savings accounts
Ch$	1,103	3	(2.2%)	0.3%	777	11	4.1%	1.5%
UF	101,629	1,231	(1.3%)	1.2%	99,517	(1,039)	1.6%	(1.0%)
Foreign currencies	–	–	–%	–%	–	–	–	–
Subtotal	102,732	1,234	(1.3%)	1.2%	100,294	(1,028)	1.6%	(1.0%)
Time deposits
Ch$	3,914,178	89,808	(0.2%)	2.3%	4,442,195	183,641	6.9%	4.1%
UF	2,107,484	117,230	3.0%	5.6%	2,490,859	19,618	3.4%	0.8%
Foreign currencies	1,460,882	12,997	(9.0%)	0.9%	1,422,392	26,614	(17.3%)	1.9%
Subtotal	7,482,544	220,035	(1.0%)	3.0%	8,355,446	229,873	1.7%	2.8%
Central Bank borrowings
Ch$	302,807	1,648	(1.9%)	0.5%	295,319	2,561	3.5%	0.9%
UF	1,485	10	(1.8%)	0.7%	2,027	(11)	2.1%	(0.5%)
Foreign currencies	–	–	–	0.0%	–	–	-	-
Subtotal	304,292	1,658	(1.9%)	0.5%	297,346	2,550	3.5%	0.9%
Repurchase agreements
Ch$	142,572	937	(1.8%)	0.7%	461,168	13,454	5.6%	2.9%
UF	51,516	1,437	0.3%	2.8%	23,915	429	4.5%	1.8%
Foreign currencies	2,631	3	(9.7%)	0.1%	917	1	(18.7%)	0.1%
Subtotal	196,719	2,377	(1.4%)	1.2%	486,000	13,884	5.5%	2.9%
Mortgage finance bonds
Ch$	–	–	–	–	–	–	–	–
UF	224,436	17,445	5.1%	7.8%	301,501	8,391	5.5%	2.8%
Foreign currencies	–	–	–	–	–	–	–	–
Subtotal	224,436	17,445	5.1%	7.8%	301,501	8,391	5.5%	2.8%
Other interest-bearing liabilities
Ch$	167,944	30,982	15.6%	18.4%	141,415	8,173	8.6%	5.8%
UF	2,086,698	155,009	4.8%	7.4%	1,825,455	40,171	4.9%	2.2%
Foreign currencies	2,871,953	44,524	(8.4%)	1.6%	1,942,923	49,248	(16.6%)	2.5%
Subtotal	5,126,595	230,515	(2.2%)	4.5%	3,909,793	97,592	(5.7%)	2.5%
Total interest-bearing liabilities
Ch$	4,528,604	123,378	0.2%	2.7%	5,340,874	207,840	6.6%	3.9%
UF	4,573,248	292,362	3.8%	6.4%	4,743,274	67,559	4.1%	1.4%
Foreign currencies	4,335,466	57,524	(8.6%)	1.3%	3,366,232	75,863	(17.0%)	2.3%
Total	13,437,318	473,264	(1.4%)	3.5%	13,450,380	351,262	(0.2%)	2.6%

	Year-ended December 31,
	2010				2009
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of Ch$ except for rate data)
NON-INTEREST-BEARING LIABILITIES
Non-interest-bearing demand deposits
Ch$	3,132,540	–	–	–	2,458,860	–	–	–
UF	15,226	–	–	–	13,039	–	–	–
Foreign currencies	4,747	–	–	–	3,151	–	–	–
Subtotal	3,152,513	–	–	–	2,475,050	–	–	–
Derivatives
Ch$	1,094,480	–	–	–	1,059,863	–	–	–
UF	115,981	–	–	–	193,392	–	–	–
Foreign currencies	112,700	–	–	–	133,771	–	–	–
Subtotal	1,323,161	–	–	–	1,387,026	–	–	–
Other non-interest-bearing liabilities
Ch$	526,376	–	–	–	512,216	–	–	–
UF	350,588	–	–	–	287,124	–	–	–
Foreign currencies	315,410	–	–	–	280,176	–	–	–
Subtotal	1,192,374	–	–	–	1,079,516	–	–	–
Shareholders` Equity
Ch$	1,752,329	–	–	–	1,599,938	–	–	–
UF	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–
Subtotal	1,752,329	–	–	–	1,599,938	–	–	–
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	6,505,725	–	–	–	5,630,877	–	–	–
UF	481,795	–	–	–	493,555	–	–	–
Foreign currencies	432,857	–	–	–	417,098	–	–	–
Total	7,420,377	–	–	–	6,541,530	–	–	–
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	11,034,329	123,378	–	–	10,971,751	207,840	–	–
UF	5,055,043	292,362	–	–	5,236,829	67,559	–	–
Foreign currencies	4,768,323	57,524	–	–	3,783,330	75,863	–	–
Total	20,857,695	473,264	–	–	19,991,910	351,262	–	–

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative margins obtained, for each of the Years-ended December 31, 2010 and 2009.

	Year-ended December 31,
	2010	2009
	(in millions of Ch$)
Total average interest-earning assets
Ch$	7,905,910	7,076,987
UF	7,744,389	7,432,888
Foreign currencies	1,829,185	1,755,717
Total	17,479,484	16,265,592
Net interest earned (1)
Ch$	831,522	923,918
UF	537,620	224,614
Foreign currencies	43,841	59,246
Total	1,412,982	1,207,778
Net interest margin (2)
Ch$	10.5%	13.1%
UF	6.9%	3.0%
Foreign currencies	2.4%	3.4%
Total	8.1%	7.4%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned annualized divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the year-ended December 31, 2010.

Year ended December 31, 2010
(in millions of Ch$, except for percentages)
Net income	479,234
Net income attributable to shareholders	477,155
Average total assets	20,857,695
Average equity	1,752,330
Net income as a percentage of:
Average total assets	2,30%
Average equity	27,35%
Average equity as a percentage of:
Average total assets	8,40%
Proposed cash dividend(1)	286,293
Dividend payout ratio, based on net income attributable to shareholders(1)	60.0%

(1)	Dividend proposed by the Board for shareholders approval on April 26, 2011.

Loan Portfolio

The following table analyzes our loans by product type. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including principal amounts of past due loan and substandard loans. Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral generally vary from loan to loan.

	As of
	December 31, 2010	December 31, 2009
	(Ch$ million)
Commercial Loans:
Commercial loans	6,107,117	5,489,595
Foreign trade loans	783,552	636,328
Loans with mortgage guarantee	67,956	92,911
Factoring operations	206,140	130,272
Leasing contracts	1,122,916	964,698
Other loans and accounts receivables from customers	17,948	10,958
Subtotal	8,305,629	7,324,762

Mortgage loans:
Mortgage mutual loans	184,364	175,592
Loans with mortgage finance bonds	138,094	199,139
Other mortgage loans	4,328,679	3,784,322
Leasing contracts	-	-
Other loans and accounts receivables from customers	-	-
Subtotal	4,651,137	4,159,053

Consumer loans:
Installment consumer loans	1,604,603	1,378,044
Credit card loans	794,216	586,937
Consumer leasing contracts	3,735	3,835
Other consumer loans	298,236	275,233
Subtotal	2,700,790	2,244,049

Subtotal Loans to customers	15,657,556	13,727,864

Interbank loans	69,726	23,412

Total	15,727,282	13,751,276

The loan categories are as follows:

Commercial loans

Commercial loans are long-term and short-term loans, including checking overdraft lines for companies granted in Chilean pesos, inflation linked, US$ linked or denominated in US$. The interest on these loans is fixed or variable and is used primarily to finance working capital or investments. General commercial loans also includes factoring operations.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S.$) to finance imports and exports.

Mortgage loans financed with mortgage bonds mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by issuing mortgage bonds.

Factoring operations mainly include short-term loans to companies with a fixed monthly nominal rate backed by a company invoice.

Leasing contracts are agreements for the financial leasing of capital equipment and other property.

Other outstanding loans include other loans and accounts payable.

Residential mortgage loans

Draft loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These loans can be endorsed to a third party.  These are financed by our general borrowings.

Residential mortgage loans backed by mortgage bonds are inflation-indexed, fixed or variable rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds. At the time of approval, these types of mortgage loans cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Mortgage bonds are our general obligations, and we are liable for all principal and accrued interest on such bonds. In addition, if the issuer of a mortgage finance bond becomes insolvent, the General Banking Law’s liquidation procedures provide that these types of mortgage loans with their corresponding mortgage bonds shall be auctioned as a unit and the acquirer must continue paying the mortgage finance bonds under the same conditions as the original issuer.

Other mortgage mutual loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings.

Consumer loans

Installment consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services.

Consumer loans through lines of credit are checking overdraft lines to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis and linked to an individual’s checking account.

Credit card loans include credit card balances subject to nominal fixed rate interest charges.

Consumer leasing contracts are agreements for the financial leasing of automobiles and other property to individuals.

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (1)		Foreign loans (1)		Total loans		Distribution percentage
	As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2010	2009	2010	2009	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans.
Manufacturing	838,324	640,395	-	-	838,324	640,395	5.33	4.66
Mining	106,119	67,057	-	-	106,119	67,057	0.67	0.49
Electricity, gas and water	149,907	144,386	-	-	149,907	144,386	0.95	1.05
Agriculture and livestock	679,159	610,909	-	-	679,159	610,909	4.32	4.44
Forest	84,375	71,085	-	-	84,375	71,085	0.54	0.52
Fishing	133,930	127,025	-	-	133,930	127,025	0.85	0.93
Transport	449,508	362,508	-	-	449,508	362,508	2.86	2.64
Communications	214,881	164,077	-	-	214,881	164,077	1.37	1.20
Construction	839,316	817,293	-	-	839,316	817,293	5.34	5.95
Commerce	1,732,800	1,650,903	69,709	23,409	1,802,509	1,674,312	11.46	12.03
Services	358,314	288,256	-	-	358,314	288,256	2.28	2.10
Others	2,719,013	2,380,871	-	-	2,719,013	2,380,871	17.29	17.34

Subtotals	8,305,646	7,324,765	69,709	23,409	8,375,355	7,348,174	53.26	53.35

Mortgage loans	4,651,137	4,159,053	-	-	4,651,137	4,159,053	29.57	30.30

Consumer loans	2,700,790	2,244,049	-	-	2,700,790	2,244,049	17.17	16.35

Totals	15,657,573	13,727,867	69,709	23,409	15,727,282	13,751,276	100.00	100.00

(1)	As of December 31, 2010, foreign country loans, including foreign interbank deposits classified as financial investments totaled Ch$80,257, representing 0.36% of our total assets.

Classification of Loan Portfolio

Credit Review Process

The Risk Division, our credit analysis and risk management group, is largely independent of our Commercial Division. Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

In addition, Banco Santander Spain is involved in the credit approval process of our largest loans and borrowers. If a single borrower or an economic group owes us an aggregate amount in excess of US$40 million, any additional loan to such borrower or member of such group must be reported to Banco Santander Spain following the approval of our Executive Credit Committee.

Credit Approval

The Risk Division, our credit analysis and risk management group, is largely independent of our Commercial Division. Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

In addition, Banco Santander Spain is involved in the credit approval process of our largest loans and borrowers. If a single borrower or an economic group owes us an aggregate amount in excess of US$40 million, any additional loan to such borrower or member of such group must be reported to Banco Santander Spain.

The following table lists our committees from which credit approval is required depending on total risk exposure for loans evaluated on an individual basis:

Approved By	Maximum approval in Thousands of US$
Executive Credit Committee	>20,000
Loan Credit Committee	20,000
Business Segment Committee	8,000-10,000
Large Companies	10,000
Real estate sector	10,000
Medium-sized companies	8,000
Regional Committee	5,000
Branch committee	300
Companies	300
Mortgage	120
Persons	30

The Executive Credit Committee is comprised of the Chairman of the Board, three additional Board members, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk and two senior members of the Credit Risk department who present the loans being reviewed. This committee reviews the loan positions reviewed by the Senior Credit Committee above US$10 million and approves those loan positions greater than US$20 million. In addition, any loan position above US$60 million must also be reviewed by Banco Santander Spain’s credit committee.

The Loan Credit Committee is comprised of the CEO, the Manager of the Wholesale segment, the Manager of the Medium-sized companies segment, General Counsel, the Corporate Director of Credit Risk and the Manager of Credit Admissions. The Loan Credit Committee reviews and will either approve or deny transactions in the range of

US$8 million to US$20 million that have been previously approved by one of the Business Segment Committees: (i) Large Companies, (ii) Medium-sized Companies and (iii) Real Estate. The Regional Committees have a maximum approval of up to US$5 million. The Regional Committees oversee the branch networks outside of Santiago. At the branch level, the maximum approval is US$300,000 for companies, US$30,000 for individuals and US$120,000 for mortgages. For the lower level committees, credit granting authority varies according to the seniority and experience of the committee members, and the values indicated represent upper limits. All committees include at least two bank officers from the commercial and credit areas.

We also have a department designated to monitor the quality of the loan portfolio on a continuous basis. The purpose of this special supervision is to maintain constant scrutiny of the portions of the portfolio that represent the greatest risk and to anticipate any deterioration. Based on this ongoing review of the loan portfolio, we believe that we are able to detect problem loans and make a decision on a client’s status. This includes measures such as reducing or extinguishing a loan, or requiring better collateral from the client. The control systems require that these loans be reviewed at least three times per year for those clients in the lowest category of credit watch.

Credit Approval: Corporate

In preparing a credit proposal for a corporate client, Santander-Chile’s personnel verify such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history and projections for the economic sector in which it operates. The Risk Division is closely involved in this process, and prepares the credit application for the client. All proposals contain an analysis of the client’s strengths and weaknesses, a rating and a recommendation. Credit limits are determined not on the basis of outstanding balances of individual clients, but on the direct and indirect credit risk of entire financial groups. For example, a corporation will be evaluated together with its subsidiaries and affiliates.

Credit Approval: Retail Banking

Retail loans are evaluated and approved by the Risk for Individuals, Micro businesses and Small Businesses Division. The majority of loans to individuals are approved by the Standardized Risk Area. The credit evaluation  process is based on an evaluation system known as Garra for Banco Santander and Syseva for Santander Banefe, both processes are decentralized, automated and are based on a scoring system which incorporates our Credit Risk Policies.

The credit evaluation process is based on the gathering of information to determine a client’s financial stability, payment capacity and commercial nature. The following parameters are used to evaluate an applicant’s credit risk: (i) income, (ii) length of current employment, (iii) indebtedness, (iv) credit reports and (v) background information, which is accessed by means of internal and external databases. Operations which cannot be approved by Garra or Syseva are sent to the Approval Center, a centralized area that carries out yearly analyses and renewals of credit lines and credit cards and evaluates higher risk credits.

The following table lists our approval limits for loans evaluated using standardized statistical models:

Bank excluding Banefe

Non-mortgage loans

Approved By	Non-Mortgage Loans Up to Ch$ million
Corporate Manager of Standardized Risk	300
Manager Approval Center	150
Segment Risk Manager	100
Risk Manager	80
Senior Analyst	40
Junior Analyst	10

Mortgage loans

Approved by:	Mortgage Loans Up to UF
Corporate Manager of Standardized Risk	20,000
Admissions Manager	14,000
Segment Risk Manager	9,000
Risk Manager	9,000
Senior Analyst	5,000
Junior Analyst	3,000

Santander Banefe

Non-mortgage loans

Approved By	Non-Mortgage Loans Up to Ch$ million
Corporate Manager of Standardized Risk	300
Manager Approval Center	150
Segment Risk Manager	20
Risk Manager	15
Risk Analyst	6

Mortgage loans

Approved By	Mortgage Loans Up to UF
Corporate Manager of Standardized Risk	20,000
Admissions Manager	14,000
Segment Risk Manager	4,000
Risk Manager	2,500
Risk Analyst	1,500

Classification of Loan Portfolio

Loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans). The models and methods used to classify our loan portfolio and establish credit loss allowances must follow the following guiding principles, which have been established by the SBIF and approved by our Board of Directors.

Allowances for large commercial loans

For large commercial loans, leasing and factoring, we assign a risk category level to each borrower and its respective loans. We consider the following risk factors: industry or sector of the borrower, owners or managers of the borrower, borrower’s financial situation, its payment capacity and payment behavior. We assign one of the following risk categories to each loan and borrower:

i.	Classifications A1, A2 and A3 correspond to borrowers with no apparent credit risk.

ii.	Classification B corresponds to borrowers with some credit risk but no apparent deterioration of payment capacity.

iii.	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2, A3 and B, we assign a specific provision level on an individual basis to each borrower and, therefore, the amount of loan loss allowance is determined on a case-by-case basis. The amount of allowances for the remaining classifications is set by the SBIF as described below. All commercial loans for companies, including leasing and factoring, have been individually rated. In determining provisions, we make a distinction between normal debtors and deteriorated debtors.

Debtor Classes

Two debtor classes have been determined based on debtors’ credit behavior in order to calculate loan loss allowance:

•	Normal Debtors, which are classified as A1, A2, A3 or B, are current on their payment obligations and show no sign of deterioration in their credit quality.

•
Deteriorated Debtors, which are classified as C1, C2, C3, C3, C4, D1 or D2, include debtors whose loan balances with us of 5% or more have been non-performing for more than three months, whose loans with us have been charged off or administered by our Recovery Unit, or classified as Precontenciosos (PRECO or Deteriorated).

Expected Loan Loss = Loan Loss Allowance

The expected loss is obtained by multiplying all risk factors defined in the following equation:

EL = Expected Loss. The expected loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

PNP = Probability of Non-Performing. This variable, expressed as a percentage, indicates the probability that a debtor will default next year. This percentage is associated with the internal rating that we give to each debtor, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history, the solvency and capacity of shareholders and management, and projections for the economic sector in which it operates. The internal rating can be different from ratings obtained from external third parties.

EXP  = Exposure. This corresponds to the value of commercial loans without discounting the value of guarantees or collateral.

SEV  = Severity. This is the effective loss rate for debtors in the same segment, which is determined statistically based on the historical effective losses for us for each segment.

Determination of loan loss allowance according to Borrower Class

Normal Debtors

•	The loan loss allowance for each debtor is calculated based on the Expected Loss equation (EL = PNP * EXP * SEV).

•	A risk category is assigned to each debtor based on the PNP summarized in the following table:

PNP result	Classification	Loan loss allowance
External Classification> AA-	A1	Determined by a
PNP ≤ 1%	A2	model
1% < PNP ≤ 4%	A3	on an
PNP > 4%	B	individual basis

Deteriorated Debtors

For loans classified in Categories C1, C2, C3, C4, D1 and D2, we must have the following levels of allowance, which are required by the SBIF:

Classification	Estimated loss	Allowance(1)
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

(1)	Represents percentages of the aggregate amount of principal and accrued but unpaid interest of the loan.

New Guidelines for Provision Levels for Commercial Loans in 2011

On August 12, 2010 Circular No. 3,503 was issued which modified how we must classify loans included in Chapters B-1, B-2, B-3 and C1 of the Compendium of Accounting Standards, which are loans analyzed on an individual basis. Such modifications took effect from January 1, 2011, except for those modifications relating to additional provisions contained in the Letter to Management No. 9 related to Chapter B-1 which took effect in 2010. Under the new guidelines, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (including all loans other than consumer loans and residential mortgage loans). The models and methods used to classify our loan portfolio and establish credit loss allowances must follow the guiding principles set forth below, which have been established by the SBIF and approved by our Board of Directors. This will not have an impact on our allowance for loan losses as reported under IFRS.

Loans analyzed on an individual basis

For large commercial loans, leasing and factoring, we assign a risk category level to each borrower and its loans. We consider the following risk factors: industry or sector of the borrower, owners or managers of the borrower, borrower’s financial situation, its payment capacity and payment behavior. Based on those risk factors we will assign one of the following risk categories to each loan or borrower:

i.	“Normal Loans” or loans classified in categories A1 through A6 correspond to borrowers who are current on their payment obligations and show no sign of deterioration in their credit quality.

ii.
“Substandard Loans” or loans classified in categories B1 through B4 correspond to borrowers with some credit financial difficulties or an important deterioration of payment capacity. Substandard loans also include all loans that have been nonperforming for more than 30 days.

iii.
“Non-complying Loans” including nonperforming loans and other loans classified in categories C1 through C6 correspond to borrowers whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy. These loans also include all loans, including contingent operations, with at least one installment overdue more than 90 days.

Allowances for Normal and Substandard Loans

For Normal and Substandard Loans, expected loss has been set in accordance with SBIF standards, as set forth in the following table:

Classification	Probability of default (PD) (%)	Loss given default (LGD) (%)	Expected loss (EL) (%)
Normal loans
A1	0.04	90.0	0.036
A2	0.1	82.5	0.0825
A3	0.25	87.5	0.21875
A4	2	87.5	1.75
A5	4.75	90.0	4.275
A6	10	90.0	9.0
Substandard loans
B1	15	92.5	13.875
B2	22	92.5	20.35
B3	33	97.5	32.175
B4	45	97.5	43.875

Banks individually assign a specific classification and corresponding provision level to each borrower. Accordingly, the amount of loan loss allowance is determined on a case-by-case basis. In determining provisions on an individual basis for Normal and Substandard Loans, banks must use the following equation established by the SBIF:

ESA	=	Exposure subject to allowances
PD	=	Probability of default
GE	=	Guaranteed exposure
LGD	=	Loss Given Default

However, independent of the results obtained from the equation above, as of July 2010, Normal Loans (including contingent loans) must be assigned a minimum provision level of 0.5%.

Allowances for Non-complying Loans

For loans classified in Categories C1 through C6, we require the following levels of allowance, which are required by the SBIF:
Classification	Expected loss	Allowance % (1)
C1	Up to 3%	2
C2	More than 3% up to 20%	10
C3	More than 20% up to 30%	25
C4	More than 30% up to 50%	40
C5	More than 50% up to 80%	65
C6	More than 80%	90

(1)	Represents percentages of the aggregate amount of principal and accrued but unpaid interest of the loan.

For these loans the expected loss must be calculated in the following manner:

In addition, and as a supplement to the Circular, Letter to Management No. 9 was issued on December 21, 2010 which specifies that adjustments resulting from the adoption of these modifications starting on January 1, 2011 could be recorded during the first quarter of 2011; however, entities may anticipate recognition of the impact of these adjustments, in whole or in part, in 2010. As of December 31, 2010 we have chosen to book the entire provision adjustments aforementioned, which created a Ch$39,800 million (Ch$32,597 million net of deferred taxes) impact in the Consolidated Statements of Income, under the other operating expenses line.

Allowances for consumer loans — Loans analyzed on a Group basis

Consumers are assigned an allowance level on and based on credit risk profiles. These risk profiles utilize a more automated statistical model and consider multiple factors, including such borrower’s credit history, including any defaults on obligations to other creditors, demographic, income, the overdue periods on loans from us and other relevant factors. We differentiate between old and new clients when determining a client’s risk profile for consumer loans and those that have gone through some type of renegotiation in the past in the financial system. All loans are assigned a provision at the moment a loan is granted depending on the risk profile of the client. We are continuously improving and recalibrating our credit scoring and provisioning models and this may change the minimum provision standards for the various client profiles as depicted in this document.

The following table sets forth the required allowances for consumer loans in 2009 and through September 30, 2010:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients	New Clients	Old Clients
Consumer	Profile 1	30.5%	21.0%	31.4%	38.4%
	Profile 2	21.7%	17.7%	21.2%	26.4%
	Profile 3	14.9%	9.7%	6.1%	22.1%
	Profile 4	12.3%	6.2%	-	8.90%
	Profile 5	8.9%	2.9%	-	2.10%
	Profile 6	5.7%	1.4%	-	-
	Profile 7	2.7%	0.6%	-	-

(1)	Percentage of total outstanding.

In 2010, we continued our policy of continuing to upgrade our models to determine allowances for consumer loans.  We also expect, as the Chilean economy strengthens, to see a rise in consumer lending, especially among middle and low income clients who are entering the banking market.  Therefore, this will be accompanied by investments and continuous improvements in our credit scoring models, especially for performing loans.  The most important improvements implemented in 2010 were a separation of risk profiles between Santander Banefe, our banking division for middle to low income clients, which is expected to lead consumer loan growth in the coming periods, and the rest of the Bank, as well as, the elimination of the distinction in allowance levels for loans to old and new clients that have been renegotiated. As a result of these improvements, we recognized Ch$30,466 million in provisions mainly for consumer loans in the year-ended December 31, 2010.

The following table sets forth the required allowances for consumer loans for 2010 and 2011.

Bank:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients
Consumer	Profile 1	33,78%	10,39%	41,95%
	Profile 2	10,82%	2,01%	26,29%
	Profile 3	6,05%	0,82%	15,63%
	Profile 4	5,70%	0,38%	7,01%
	Profile 5	4,12%	0,22%	3,00%
	Profile 6	2,51%	-	1,25%
	Profile 7	1,40%	-	0,50%

		Allowance Level
		Not renegotiated		Renegotiated
Loan type	Overdue Days	New Clients	Old Clients
Consumer	90-120	44,58%	56,39%	52,82%
	120-150	44,58%	67,33%	62,96%
	150-180	44,58%	75,49%	70,08%

Banefe:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients
Consumer	Profile 1	57,60%	33,24%	51,13%
	Profile 2	22,97%	14,23%	32,79%
	Profile 3	19,40%	7,16%	28,85%
	Profile 4	14,62%	4,10%	19,23%
	Profile 5	10,77%	2,52%	13,31%
	Profile 6	5,88%	1,34%	8,57%
	Profile 7	3,09%	0,94%	4,37%
	Profile 8	-	-	2,69%

		Allowance Level
		Not renegotiated		Renegotiated
Loan type	Overdue Days	New Clients	Old Clients
Consumer	90-120	82,95%	56,36%	53,55%
	120-150	82,95%	68,00%	64,05%
	150-180	82,95%	78,54%	74,72%

(1)	Percentage of total outstanding.

Allowances for residential mortgage loans

Residential mortgage loans are assigned an allowance level based on credit risk profiles, utilizing a more automated and sophisticated statistical model and considering such borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from us. Once the rating of the client is determined, the allowance for mortgage loans is calculated using a risk category and related allowance to loan ratio, which is directly related to the overdue periods. The following table sets forth the allowance to loan ratios on loans based on overdue time.  The ratios represent the percentage of required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan.

Loan type		Overdue days
		1-30	31-60	61-120	121-180	181-360	361- 720	>720
Mortgage	Profile 1	0.3%	0.5%	1.2%	2.4%	6.8%	14.1%	28.3%
	Profile 2	1.5%	1.6%	2.5%	4.4%	6.8%	14.1%	28.3%

Allowances for group evaluations on small and mid-sized commercial loans

•
Allowances based on group evaluations are permitted for a large number of borrowers whose individual loan amounts are relatively insignificant. These models are intended to be used primarily to analyze commercial loans to individuals and small companies.

•	Levels of required reserves are to be determined by us, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

i.
A model based on the characteristics of the borrowers and their outstanding loans–borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

ii.	A model based on the behavior of a group of loans–loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

Additional reserves

Banks are permitted to establish allowances above the limits described above only to cover specific risks that have been authorized by their Board of Directors.  These reserves can only be revised after 12 months and with the approval of the Board of the Directors.

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans at December 31, 2010 and 2009.

	As of December 31, 2010
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loan	Total Loans	Percentage Evaluated Loans (%)
	(in millions of Ch$)
A	-	2,323,908	-	2,323,908	14.8%
A1	27,762	-	-	27,762	0.2%
A2	3,186,771	-	4,288,903	7,475,674	47.5%
A3	2,937,455	-	236,970	3,174,425	20.2%
B	1,615,180	179,986	12,598	1,807,764	11.5%
B-	-	75,655	-	75,655	0.5%
C	-	77,812	-	77,812	0.5%
C1	245,012	-	20,570	265,582	1.7%
C2	85,442	-	9,554	94,996	0.6%
C3	63,232	-	6,701	69,933	0.4%
C4	72,437	-	21,234	93,671	0.6%
D	-	43,429	-	43,429	0.3%
D1	86,318	-	26,199	112,517	0.7%
D2	55,746	-	28,408	84,154	0.5%
Totals	8,375,355	2,700,790	4,651,137	15,727,282	100.0%

	As of December 31, 2009
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage Evaluated Loans

A	–	1,895,241	–	1,895,241	13.8%
A1	–	–	–	–	–
A2	3,187,959	–	3,808,195	6,996,154	50.9%
A3	2,998,956	–	223,928	3,222,884	23.5%
B	601,080	165,181	10,481	776,742	5.5%
B-	–	69,150	–	69,150	0.5%
C	–	74,735	3,636	78,371	0.6%
C1	224,732	–	18,101	242,833	1.8%
C2	97,885	–	8,640	106,525	0.8%
C3	60,679	–	2,012	62,691	0.4%
C4	56,985	–	27,294	84,279	0.6%
D	–	39,742	–	39,742	0.3%
D1	80,574	–	42,438	123,012	0.9%
D2	39,324	–	14,328	53,652	0.4%
Totals	7,348,174	2,244,049	4,159,053	13,751,276	100.0%
Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received.

Past due loans include, with respect to any loan, only the portion of principal or interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days of the beginning of such proceedings.  Non-performing loans include the principal and interest of any loan with one installment that is 90 days overdue, and do not accrue interest.

Since December 31, 2009, impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days. (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. See Note 10 of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not overdue, are not ordinarily classified as non-performing loans, but do not accrue interest.

The term for charging-off loans must now be calculated from the beginning of arrears (one installment is 90 days overdue) and once this term is reached, the entire loan is charged-off . The following is a table showing the principal types of loans and their respective terms for charge-offs as stipulated by the new accounting standards:

Type of contract	Term
Leasing Operations
Consumer leasing	6 months
Other leasing operations	12 months
Property leasing (commercial or residential)	36 months
Other Operations
Consumer credits with or without real guarantees	6 months
Other operations without real guarantees	24 months
Commercial credits with real guarantees	36 months
Mortgage loans for housing	48 months

We may write off any loan (commercial or consumer) before the first installment becomes overdue only in accordance with special procedures established by the SBIF. In certain circumstances, we must write off an overdue loan (commercial or consumer) sooner than the terms set forth above. Loans are written off against the loan loss reserve to the extent of any required allowances for such loans; the remainder of such loans is written off against income.

In general, legal collection proceedings are commenced with respect to consumer loans once they are overdue for 90 days and, with respect to mortgage loans, once they are past due for 120 days. Legal collection proceedings are always commenced within one year of such loans becoming past due, unless we determine that the size of the past due amount does not warrant such proceedings. In addition, the majority of our commercial loans are short–term, with single payments at maturity. Past due loans are required to be covered by individual loan loss reserves equivalent to 100.0% of any unsecured portion thereof.

The following table sets forth all of our past due loans, non-performing loans, and impaired loans as of December 30, 2010 and 2009. Amounts shown as past due include only installments that are past due and not the aggregate principal amount of such loans. Amounts shown as non-performing include the portion of the loan that is overdue for more than 90 days and includes the aggregate principal amount of such loans.

	As of December 31
	2010	2009
	(in millions of Ch$, except percentages)
Past due loans(1)	206,601	193,250
Non-performing loans(2)	416,739	409,067
Impaired loans (3)	1,480,476	1,485,737
Allowance for loan losses(4)	442,292	349,527
Total loans(5)	15,727,282	13,751,276
Past due loans expressed as a percentage of total loans	1.31%	1.41%
Risk index(6)	2.81%	2.54%
Non-performing loans as a percentage of total loans	2.65%	2.97%
Allowance for loan losses as a percentage of past due loans	214.08%	180.87%
Allowance for loan losses as a percentage of risk index	100.00%	100.00%
Allowance for loan losses as a percentage of non-performing loans	106.13%	85.44%

(1)	All installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.

(2)	Non-performing loans include the principal and interest of any loan with one installment that is 90 days overdue, and do not accrue interest.

(3)
Impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days. (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired.

(4)	Includes allowance for interbank loans.

(5)	Includes interbank loans.

(6)	Allowance for loan losses / Total loans. The allowance for loan losses is calculated according to internal models and guidelines of the SBIF.

We suspend the accrual of interest and readjustments on all overdue loans. Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received. At the period end, the detail of income from suspended interest is as follows:

	As of December 31,
	2010			2009
	Interest	UF Adjustments	Total	Interest	UF Adjustments	Total
Off balance sheet	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	22,675	3,345	26,020	21,224	3,933	25,157
Mortgage loans	3,956	3,501	7,457	5,570	2,726	8,296
Consumer loans	16,282	498	16,780	32,788	(671)	32,117

Totals	42,913	7,344	50,257	59,582	5,988	65,570

Analysis of Impaired and Non-Performing Loans

The following table analyzes our impaired loans. Impaired loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing, (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See Note 10(a) of the Audited Consolidated Financial Statements.

	As of
	December 31, 2010	December 31, 2009
	(Ch$ million)
Total loans	15,727,282	13,751,276
Impaired loans(1)	1,480,476	1,485,737
Impaired loans as a percentage of total loans	9.41%	10.80%

Amounts non-performing	416,739	409,067
To the extent secured	214,786	206,271
To the extent unsecured	201,953	202,796

Amounts non-performing as a percentage of total loans	2.65%	2.97%
To the extent secured(2)	1.37%	1.50%
To the extent unsecured	1.28%	1.47%

Loans loss allowances as a percentage of:
Total loans	2.81%	2.54%
Total amounts non-performing	106.13%	85.40%
Total amounts non-performing-unsecured	219.01%	172.35%

(1)
Impaired loans are constructed under the guidelines established in IAS 39 Sections 58 and 59. Impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days. (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A breakdown of the loans included in the previous table which have been classified as impaired are as follows:

Impaired loans As of December 31, 2010	Commercial	Residential mortgage	Consumer	Total
Non-performing loans (1)	213,872	121,911	80,956	416,739
Commercial loans at risk of default (2)	444,129	—	—	445,200
Re-negotiated loans (3)	230,810	20,735	368,063	618,537
Total	888,811	142,646	449,019	1,480,476

Impaired loans As of December 31, 2009	Commercial	Residential mortgage	Consumer	Total
Non-performing loans (1)	195,163	130,119	83,785	409,067
Commercial loans at risk of default (2)	405,513	—	—	406,234
Re-negotiated loans (3)	273,662	2,029	395,466	670,439
Total	874,338	132,148	479,251	1,485,737

(1)	Includes all loans to a debtor rated on a group basis that has a loan non-performing.

(2)	All commercial loans at risk of default, defined as all commercial loans rated individually that are rated C1 through D2.

(3)	The renegotiated loans included in the table above are not included as non-performing.

We in certain instances renegotiate loans that have one or more installment that is non-performing. The type of concession we most often give when renegotiating a loan is a reduction in interest payment or a forgiveness of principal. The following table shows the success rate for renegotiated consumer and mortgage loans. The success rate for consumer loans is defined for each reported period as: (i) (the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December. 31, 2010, minus the amount of such renegotiated loans that have been charged off as of December 31, 2010) divided by (ii) (the total amount of such renegotiated loans). The success rate for residential mortgage loans is defined for each reported period as: (i) (the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2010 divided by (ii) (the total amount of such renegotiated loans). A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is overdue.

As of December 31, 2010 Period of renegotiation	Success rate Consumer Loans	Success rate Residential mortgage loans
1Q 2009	96.2%	96.7%
2Q 2009	94.2%	95.2%
3Q 2009	91.3%	95.8%
4Q 2009	89.0%	96.3%
1Q 2010	83.8%	89.7%
2Q 2010	73.0%	100.0%
3Q 2010	79.7%	100.0%
4Q 2010	100.0%	100.0%

Analysis of Loan Loss Allowances

The following table analyzes our loan loss allowances and changes in the allowances attributable to write-offs, provisions, allowances released, allowances on loans acquired.  Loan loss allowances must be debited IN the full amount of all charge-offs (irrespective of whether the charged-off loan was fully provisioned) and simultaneously credited the same amount through the taking of a new provision. The net effect of these two entries, which are included in the table below under “charge-offs” and “allowances established,” respectively, is to leave the loan loss allowance unchanged following the charge-off of a loan. Subsequently, at the end of each calendar month, loan loss allowances are released to the extent not needed. Such releases, which are included in the table below under

“allowances released,” therefore include any amounts relating to provisions originally made in respect of loans that have been charged off.

	As of
	December 31, 2010	December 31, 2009
	(in millions of Ch$, except percentages)
Loan loss allowances at beginning of the period	349,527	274,240
Total Charge-offs (1)	(207,046)	(295,831)
Allowances established (2)	327,528	398,416
Allowances released (3)	(27,717)	(27,298)
Loan loss allowances at end of period	442,292	349,527
Ratio of charge-offs to total average loans	1.43%	2.00%
Loan loss allowances at end of period as a percentage of total loans	2.81%	2.54%

(1)
Reflects release of loan loss allowance equal to the entire amount of loans charged off, including any portion of such loans with respect to which no allowance had been established prior to the charge-off.

(2)	Includes, in addition to provisions made in respect of increased risk of loss during the period, provisions made to replace allowances released upon charge-off of loans. See Note (1) to this table.

(3)
Represents the amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers, and the release of loan loss allowances as a consequence of the full charge-off of loans for which partial allowances were previously established. See Note 10(d) of the Audited Consolidated Financial Statements.

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of the Loan Loss Allowances

The following tables sets forth, as of December 31, 2010 and 2009, the proportions of our required minimum loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans, and the amount of voluntary allowances (which are not allocated to any particular category) at each such date.

	As of December 31, 2010				As of December 31, 2009
	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)
Commercial loans	199,347	2.40%	1.27%	45.08%	166,439	2.27%	1.21%	47.62%
Consumer loans	225,559	8.35%	1.43%	51.00%	166,512	7.42%	1.21%	47.65%
Residential mortgage loans	17,332	0.37%	0.11%	3.92%	16,534	0.40%	0.12%	4.73%
Total allocated allowances	442,238	2.82%	2.81%	100.00%	349,485	2.55%	2.54%	100.00%
Interbank loans	54	0.08%	0.00%	-	42	0.18%	0.00%	-
Total allowances	442,292	2.81%	2.81%	-	349,527	2.54%	2.54%	-

(1)	In millions of Chilean pesos.

(2)	Based on our loan classification, as required by the SBIF for the purpose of determining the loan loss allowance.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

This section updates certain portions of “Item 6. Directors, Senior Management and Employees” of our 2009 20-F.

Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at annual ordinary shareholders’ meetings. Except as noted below, the current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 26, 2011. Members of the Board of Directors are elected for three-year terms. Except as noted below, the term of each of the current board members expires in April of 2014. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by three directors with the consent of the Chairman of the Board of Directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee Executive Credit Committee Market Committee Marketing and Communications Committee University Committee Strategy Committee	April 2014
Jesús Zabalza Lotina	First Vice Chairman and Director	Strategy Committee	April 2014
Oscar Von Chrismar Carvajal	Second Vice Chairman and Director	Asset and Liability Committee Executive Credit Committee Market Committee Strategy Committee Technology Committee Marketing and Communications Committee	April 2014
Carlos Olivos Marchant	Director	Audit Committee Executive Credit Committee	April 2014
Víctor Arbulú Crousillat	Director	Audit Committee	April 2014
Marco Colodro Hadjes	Director	Asset and Liability Committee Executive Credit Committee Market Committee	April 2014
Lucía Santa Cruz Sutil	Director	University Committee Marketing and Communications Committee	April 2014

Directors	Position	Committees	Term Expires
Roberto Méndez Torres	Director	Executive Credit Committee Marketing and Communications Committee University Committee Strategy Committee	April 2014
Vittorio Corbo Lioi	Director	Asset and Liability Committee Market Committee	April 2014
Roberto Zahler Mayanz	Director	Asset and Liability Committee Market Committee	April 2014
Lisandro Serrano Spoerer	Director	Audit Committee	April 2014
Juan Manuel Hoyos Martínez de Irujo	Alternate Director	Strategy Committee	April 2014
Raimundo Monge Zegers	Alternate Director	Asset and Liability Committee Strategy Committee Market Committee	April 2014

Mauricio Larraín Garcés is our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee, the Market Committee, the Marketing and Communications Committee, Strategy Committee and the University Committee. He is also President of Santander Chile Holding S.A. and Universia Chile S.A. He is a Director of the Asociación de Bancos e Instituciones Financieras de Chile and the Santiago Stock Exchange. He is also a member of the Council of Paz Ciudadana and was a former President of ICARE. Mr. Larraín began working at Santander-Chile in 1989. Previously, he was Intendente (Director) of the Superintendency of Banks, Manager of External Debt at the Banco Central de Chile and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Law from Universidad Católica de Chile and from Harvard University.

Jesús María Zabalza Lotina became a Director and Vice-Chairman of the Board on October 28, 2008. He currently is a Director of Grupo Santander’s Latin America Division and a Board member of Banco Santander Puerto Rico and President of the Board of Banco Santander Colombia. He is a member of the Strategy Committee. Mr. Jesús Zabalza is a patron of the Fundación Padre Garralda. Previously, Mr. Zabalza was Director of Retail Banking in Madrid of Banco BBVA. He was also on the Board of e-La Caixa, Telefónica Factoring S.A, Adeslas y Terra. Mr. Zabalza holds a degree in Industrial Engineering from the University of Bilbao.

Oscar von Chrismar Carvajal became Executive Vice-Chairman of the Board on January 1, 2010 after having served as the chief executive officer of Santander-Chile since August 2003.  Mr. Von Chrismar is a member of the Asset and Liability Committee, Executive Credit Committee, Market Committee, Strategy Committee, Technology Committee and the Marketing and Communications Committee.  Prior to assuming the chief executive officer post, he was the Manager of Global Banking. Prior to the merger, he was the former chief executive officer of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also Alternate Director of Universia Chile S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position that he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

Carlos Olivos Marchant is Director since 2007 and has been a Board member since the merger was consummated in 2002. He is Chairman of the Audit Committee and a member of the Executive Credit Committee. He was Chairman of the Board of Santiago since 1987 until the date of the merger, and he was Chairman of that board between May 1999 until the merger. He is a partner in the law firm Guerrero, Olivos, Novoa y Errazuriz. From 1981 to 1983, Mr. Olivos served as General Counsel of the Central Bank of Chile, and from 1984 to 1986, he served as Chairman of the Board of Directors of Banco Osorno. Mr. Olivos holds a law degree from the Universidad de Chile and a Masters of Jurisprudence from New York University School of Law.

Vittorio Corbo Lioi is one of Chile’s leading economists. In 2003, Mr. Corbo was named President of Chile’s Central Bank. Following the end of his tenure there, Mr. Corbo has been named to various boards and is currently a Senior Investigator at the Centro de Estudio Públicos (CEP), a local think tank. Previously, Mr. Corbo between 1991 and 1995 was an economic advisor to the Bank and a member of the Board of Santander Chile between 1995 and 2003. Mr. Corbo is a member of the Asset and Liability Committee and the Market Committee. Mr. Corbo has a Business Administration Degree from the Universidad de Chile and a Ph.D. in Economics from MIT.

Víctor Arbulú Crousillat became a Director on May 6, 1999. He is a member of the Audit Committee and has been designated as a Financial Expert. He was a Managing Director of JPMorgan, member of its European management committee and Chief Executive Officer for Spain and Portugal from 1988 until 1998. He has worked for JPMorgan for over 25 years in various positions in Europe, North America and Latin America. Mr. Arbulú also worked for the Inter-American Development Bank. He is also Director of Aurum S.A. Mr. Arbulú holds a degree in Engineering and a Masters of Business Administration.

Marco Colodro Hadjes became a Director on April 19, 2005. Mr. Colodro is a member of the Asset and Liability Committee, Executive Credit Committee and Market Committee. Mr. Colodro was President of the Board of Telefónica Chile and a Director of Codelco. He is a former chairman of TVN (national television network) and former vice chairman of Banco del Estado (state bank). He was also owner of Agencia de Valores Alfa S.A. Prior to that, he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro holds a degree in Economics from the Universidad de Chile, and has done post-graduate studies at the University of Paris.

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz was a member of our Audit Committee until May 2010 and the University Committee. She is a member of  the University Committee and the Marketing and Communications Committee. Ms. Santa Cruz holds a degree in History and a Masters Degree in Philosophy from Oxford University. She is the Dean of the College of Liberal Arts of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also a Director of Universia Chile S.A. She is also on the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada and Fundación Minera Escondida. She is also on the Advisory Board of Nestle Chile and the Fundación Educacional Santa Teresa de Avila. She is also a member of the Self-Regulation Committee for Insurance Companies in Chile.

Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Executive Credit Committee, the Marketing and Communication Committee, the Strategy Committee and the University Committee. He is a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile Gfk and on the Board of the Chilean and German Chamber of Commerce. He is also Vice-Chairman of Universia S.A. He graduated with a degree in Business from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

Roberto Zahler Mayanz became a Director on August 31, 1999. He is a member of the Asset and Liability Committee and the Market Committee. Currently, he is President of Zahler & Co, a consulting firm. He is also Director of Air Liquide-Chile and member of the CLAAF or the Latin American Committee for Financial Affairs. He was formerly President of the Board of Siemens Chile. He was also a visiting professor at the IMF’s Research Department. Between 1991 and 1996, he was President of the Central Bank of Chile and Vice-President from 1989 to 1991. He also serves as a consultant for the World Bank, the IDB, the IMF and the International Bank of Settlements. Mr. Zahler has also provided technical assistance to various Central Banks and Finance Ministries in most countries of Latin America, Indonesia and Kosovo. Mr. Zahler holds a degree in Business Administration from the Universidad de Chile and a Masters in Economics from the University of Chicago.

Lisandro Serrano Spoerer was elected to the Board in January 2011. He is a member of the Audit Committee.  He is currently Dean of the Universidad Gabriel Mistral. He is also a member of the Self-Regulation Committee of the Santiago Stock Exchange, a board member of various companies and a Member of Tribunal Patrimonial del Fútbol Profesional. Previously, he worked at PricewaterhouseCoopers from 1977 to 2003 where he was a partner in the tax division and later a Principal partner.

Juan Manuel Hoyos Martínez de Irujo was the Managing Director of McKinsey & Company in Spain from 1997 to 2003 where he was also President of the Client Committee of McKinsey’s Board. He began his career at

McKinsey where he was named partner in 1984 and Director in 1991. Currently, he is in charge of partner development worldwide and continues to serve on the Board. His consulting career has been focused in the areas of strategy and organization of corporations, especially in the telecommunications, banking and metallurgy sectors. He has worked with companies in Spain, the United States, Latin America, the United Kingdom, Portugal and Africa.  He is currently a member of our Strategy Committee.  He received an economics degree from the Universidad Complutense de Madrid and holds an MBA in Finance and Accounting from Columbia University.

Raimundo Monge Zegers became an Alternate Director on April 29, 2003.  He is currently a member of the Strategy Committee, the Asset and Liability Committee and the Market Committee. He is Corporate Director of Strategic and Financial Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. and Santander Inversiones Ltda. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a Director of Aurum S.A., Santander Asset Management Chile S.A. and Bansa Santander S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and an MBA from the University of California, Los Angeles.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Claudio Melandri	Chief Executive Officer	January 1, 2010
Gabriel Montoya	Corporate Financial Controller	April 1, 2009
José Manuel Manzano	Corporate Director of Risk	July 1, 2007
Javier Montero	Corporate Director of Internal Audit	May 1, 2010
Alejandra Mehech	Corporate Director Human Resources	May 1, 2010
Fred Meller	Global Banking and Markets	January 1, 2011
Francisco Murillo	Manager Retail Banking	May 1, 2010
Juan Carlos Chómali	Manager Santander Banefe	May 1, 2010
Felipe Contreras	Chief Accounting Officer	October 1, 2008
Juan Fernández	Administration and Operations	July 18, 2002
Emiliano Muratore	Manager Financial Management	April 8, 2008
Juan Pedro Santa María	General Counsel	July 30, 2009

Claudio Melandri became the Chief Executive Officer of Santander-Chile in January 2010 after being our Retail Banking Manager since February 21, 2008. He started his career at Santander-Chile in 1990 becoming a regional branch manager and manager of Santander-Chile’s branch network. He was also a Vice-President at Banco Santander Venezuela from 2005 to 2007. In 2007, he was appointed Corporate Director of Human Resources of Banco Santander-Chile. He is also on the Board of Santander Seguros de Vida S.A., Santander Asset Management S.A. Administradora General de Fondos and Santander Seguros Generales S.A. Mr. Melandrí has a Business Degree from the Universidad Tecnológica Metropolitana in Chile.

Gabriel Montoya B. was appointed Financial Controller of Santander Chile in April 2009 and has been working for Santander Spain and its affiliates since 1997. Between 2005-2009, Mr. Montoya was Director of the MIS America Project and was responsible for implementing management information systems in Chile, Mexico, Puerto Rico, Argentina and Brazil. Previous to that Mr. Montoya was Financial Controller of Santander Puerto Rico, Head of Financial Control for the Americas Division of Santander and various other management positions in Santander Colombia. He is a Director of  Santander Consumer Chile S.A. Mr. Montoya has a Business Administration Degree from Universidad del Rosario and an Executive Administration Diploma from the Universidad de los Andes, both in Colombia.

José Manuel Manzano became Corporate Director of Risk in July 2007. Prior to that he was Corporate Director of Human Resources for Santander-Chile since October 31, 2002. Previously, he served as Manager of Human Resources for Old Santander-Chile since 1999. He was also General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a Director of Santander Chile Holding and Santander S.A. Sociedad Securitizadora. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

Javier Montero is the Corporate Director of Internal Auditing, a position he has held since May 1, 2010. Prior to that he was Manager of Internal Auditing in the Financial Risk Department at Banco Santander Chile since 2006. Mr. Montero has worked for Grupo Santander since 2000 in the Internal Auditing Division of Grupo Santander. Mr. Montero has a Business Degree and an Auditing degree from Universidad San Pablo in Madrid.

Francisco Murillo was appointed Manager of Retail Banking of Santander-Chile on May 1, 2010. Prior to that, he held the position of Corporate Director of Human Resources for Santander-Chile since February 21, 2008. Mr. Murillo has worked in Grupo Santander Chile since 1993. Previously he served as Corporate Director of Santander Asset Management and President of Bansander AFP. He was also the former CEO and Chief Investment Officer of Bansander AFP. Mr. Murillo is President of Santander Asset Management S.A. Administradora de General de Fondos, President of Santander Seguros de Vida S.A., President of Santander Seguros Generales S.A., Director of Santander Chile Holding, Director of Aurum S.A., Director of Santander Asset Management Chile S.A., Director of Santander Consumer Chile S.A., Director of Santander Factoring, CEO of Teatinos Siglo XXI Inversiones Ltda and CEO of Aurum S.A. Mr. Murillo has a Business Degree from the Universidad Adolfo Ibañez.

Alejandra Mehech was appointed Corporate Director of Human Resources for Santander-Chile on May 1, 2010. Prior to that, Mrs. Mehech served as manager of Human Resources for the Global Businesses area and for senior executives, a position she held since December 2007. She has also served as manager of Human Resources of the Asset Management Division of Grupo Santander in Chile. Mrs. Mehech has worked in Grupo Santander since 1994 and holds a Business Degree and a degree in Sociology, both from Universidad Católica de Chile.

Fred Meller became Manager of Global Banking & Market in January 2011. Prior to that he was Manager of Market Making for Europe and the UK for Santander-Spain. Previously, he served as Treasurer for Santander-Chile. He was also General Manager of Santander Agente de Valores and Director of Deposito Central de Valores Chile. Mr. Meller holds a degree in Business Administration from Universidad Central de Chile.

Juan Carlos Chómali became Manager of the Santander Banefe Division of Santander-Chile in May 2010. Prior to that he was Manager of Retail Banking of Santander-Chile, a position he held since January 2010 and after being our Corporate Director of Customers and Quality. Prior to that he was Commercial Manager of Bansander AFP, Manager of E-Business of Grupo Santander, General Manager of Santander Multimedios, Manager of Remote Banking at Banco Santander. Mr. Chómali is also Director of Universia Chile S.A., Director of Aquanima Chile S.A., Santander Asset Management S.A. Administradora General de Fondos, Santander Seguros de Vida S.A. and Director of Santander Seguros Generales S.A.. Mr. Chómali has a degree in business from the Universidad Católica de Chile and a certificate in Marketing from the University of California, Los Angeles.

Felipe Contreras F. was named Chief Accounting Officer of Santander Chile in October 2008. He has worked for 14 years in our Accounting Department, most recently as Manager of the Consolidation and Reporting Departments, overseeing our Chilean, U.S. and Spanish GAAP reporting requirements. He recently was in charge of our recent transition to International Financial Reporting Standards. Mr. Contreras is a Public Accountant from the University of Santiago and is currently a candidate to a Masters in Advanced Finance from the Universidad Adolfo Ibáñez.

Juan Fernández is our manager of Administration and Operations. He is the former Manager of Administration and Cost Control of Old Santander-Chile, a position he held from April 1999 until August 2002, when the merger with Santiago was consummated. Mr. Fernández is also Director of Santander Chile Holding S.A., Aquanima Chile S.A., Santander Factoring S.A., Isban Chile S.A., Bansa Santander S.A., Santander Consumer Chile S.A., Multinegocios S.A. and Santander S.A. Corredores de Bolsa. Previously Mr. Fernández served as Manager for Accounting and Administration of Old Santander-Chile since January 1993. Prior to that, Mr. Fernández held positions at Banchile Agencia de Valores y Subsidiarias, and at JPMorgan in Santiago and Madrid.

Emiliano Muratore was appointed Manager of Financial Management in April 2008. Mr. Muratore entered Santander Group in 1999 in Santander Argentina. From 2002 to 2006 he worked in  Financial Management in Santander Spain. He is on the Board of Santander S.A. Agente de Valores. Mr. Muratore has a Business Degree from the Universidad Católica Argentina and a Masters in Finance from the Universidad de San Andrés in Buenos Aires.

Juan Pedro Santa María  is our General Counsel, a position he has held since July 30, 2009 after being General Counsel of Grupo Santander Chile. He is also a Director of Santander Chile Holding S.A., Santander Factoring S.A., Bansa Santander S.A., Director of Aurum S.A. and Director of Santander Asset Management Chile S.A. Mr. Santa María, a lawyer, previously worked at Banco O’Higgins and Banco Santiago. He has been Chairman of the Law Committee at the Asociación de Bancos e Instituciones Financieras de Chile for the last twenty years.  He has a degree in Law from the Pontificia Universidad Católica de Chile.

Board Practices

Audit Committee

Board member	Position in Committee
Carlos Olivos	Chairman
Víctor Arbulú Crousillat	First Vice Chairman and Financial Expert
Lisandro Serrano	Second Vice Chairman

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors. The General Counsel is the Committee Secretary. The Chief Executive Officer, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. This committee also performs functions of a remuneration committee as established in Chilean Law, and reviews annually the salary and bonus programs for the executive officers of the Bank. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

This committee is also responsible for:

•	Presenting to the Board of Directors a list of candidates for the selection of an external auditor.

•	Presenting to the board or directors a list of candidates for the selection of rating agencies.

•	Overseeing and analyzing the results of the external audit and the internal reviews.

•	Coordinating the activities of internal auditing with the external auditors’ review.

•	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

•	Analyzing the external auditors’ reports and their content, procedures and scope.

•	Analyzing the rating agencies’ reports and their content, procedures and scope.

•	Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.

•	Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

•	Investigating suspicious and fraudulent activities (including conflicts).

•	Analyzing the reports of the inspection visits, instructions and presentations of the Superintendency of Banks.

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

•	Informing the Board of Directors of accounting changes and their effects.

Examining on an annual basis the compensation plans of high level executives and managers.

Asset and Liability Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

The Comité de Activos y Pasivos or the Asset and Liability Committee (the “ALCO”), following guidelines set by the Board of Directors and Santander Spains’s Global Risk Department, is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are adhered to. Santander-Chile’s Market Risk and Control Department and the Financial Management Division perform the day-to-day risk management functions required for the trading and non-trading activities of Santander-Chile.

The Asset and Liabilities Management Committee includes the Chairman of the Board and five additional members of the Board, the Chief Executive Officer, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, the Financial Controller and other senior members of management. Senior members of Santander-Chile’s Finance Division have a formal meeting each month with the Asset and Liabilities Management Committee and outside consultants.

Market Committee

Board member	Position in Committee
Oscar von Chrismar	Chairman
Roberto Zahler	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Mauricio Larraín	Member
Marco Colodro	Member
Raimundo Monge	Member

The Comité de Mercados or the Market Committee is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to its trading portfolio, market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Santander-Chile’s Market Risk and Control Department carry out the day-to-day risk management functions required for the trading and non-trading activities of Santander-Chile.

The Market Committee includes the Chairman of the Board, five additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of Proprietary Trading, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Central Risk Committee

Board member	Position in Committee
Oscar von Chrismar	Chairman
Raimundo Monge	Vice-Chairman
Marco Colodro	Member

The Central Risk Committee is responsible for revising and following all risks that may affect us, including reputation risk. This Committee includes three Board members.

Executive Credit Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Marco Colodro	Second Vice-Chairman
Carlos Olivos	Member
Roberto Méndez	Member

The Executive Credit Committee is comprised of the Chairman of the Board, four additional Board members, the General Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk, the Manager of Corporate Banking, the Manager of Middle Market and two senior members of the Credit Risk department that present the loans being reviewed for approval. This committee confirms the loan positions reviewed by the Senior Loan Committee, with approval rights up to the maximum exposure permitted by the General Banking Law.

Marketing and Communications Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Vice-Chairman
Lucía Santa Cruz	Second Vice-Chairman

The Marketing and Communications Committee is comprised of the Chairman of the Board and three additional Board members, the CEO, the Manager of Retail Banking, the Manager of Santander Banefe, the Manager of Human Resources, the Manager of Corporate Communications, the Manager of Marketing and other senior managers. This committee reviews and confirms all matters related to products, corporate image and communications.

University Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Vice-Chairman
Lucía Santa Cruz	Second Vice-Chairman

The University Committee reviews our support for higher education and integrates this with the growth of the Institutional business segment and retail banking for college graduates.

Strategy Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice Chairman
Raimundo Monge	Member
Juan Manuel Hoyos	Member
Roberto Méndez	Member
Jesús Zabalza	Member

The Strategy Committee is in charge of our strategic planning process and follow-up.

Employees

As of December 31, 2010, on a consolidated basis we had 11,001 employees, 8,381 of whom were bank employees, 351 of whom were employees of our subsidiaries and 2,269 were employees of Special Purpose Entities.  We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 7,262 or 66.0% were unionized. In May 2010, a new collective bargaining agreement was signed, which went into effect on January 1, 2011 and that will expire on December 31, 2014, but this may be negotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2010
Executives	643
Professionals	4,611
Administrative	5,747
Total	11,001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	June 1, 2011	By:	/s/ Juan Pedro Santa María P.
			Name:	Juan Pedro Santa María P.
			Title:	General Counsel